Exhibit 99.1

Q1 2026

FIRST QUARTER REPORT

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

GLOBAL GAS PRODUCER | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: capital expenditures, including Vermilion’s 2026 guidance and outlook, and Vermilion’s ability to fund such expenditures; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; wells expected to be drilled and the timing thereof; exploration and development plans and the timing thereof; future drilling prospects; the ability of our asset base to deliver modest production growth; the evaluation of international acquisition opportunities; statements regarding the return of capital; our asset petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2026 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; the payment and amount of future dividends, including management's intention to increase the Company's dividend and the timing thereof; the effect of possible changes in critical accounting estimates; the Company’s review of the impact of potential changes to financial reporting standards; the potential financial impact of climate-related risks; Vermilion’s goals regarding its debt levels, including maintenance of a ratio of net debt to four quarter trailing fund flows from operations; statements regarding Vermilion’s hedging program and the stability of our cash flows; operating and other expenses; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability and the timing of regulatory proceedings and approvals; and timing of the divestitures of certain of the Company’s operations and the use of such sale proceeds.

Such forward-looking statements or information are based on a number of current expectations and assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions that have been made include, but are not limited to: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management’s expectations relating to the timing and results of exploration and development activities; the impact of Vermilion’s dividend policy on its future cash flows; credit ratings; hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable as of the date hereof, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities. In particular, please also see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com. References to Vermilion or the Company in this document include Westbrick Energy Ltd. ("Westbrick" or "Westbrick Energy") which was acquired by Vermilion Energy Inc. on February 26, 2025.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

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This document may disclose certain oil and gas metrics, including capital spent to drill, complete, equip and tie-in a well ("DCET costs"), which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this MD&A to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. Additional oil and gas metrics in this document may include, but are not limited to:

Boe Equivalency: Per barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6:1). Barrel of oil equivalents (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, as the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Estimates of Drilling Locations: Unbooked drilling locations are the internal estimates of Vermilion based on Vermilion's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by Vermilion's management as an estimation of Vermilion's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Vermilion will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production. The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Vermilion drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbl(s)/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
CO2	carbon dioxide
CO2e	carbon dioxide equivalent
GHG	greenhouse gas
GJ	gigajoules
mbbl(s)	thousand barrel(s)
mmboe	thousand barrels of oil equivalent
MMBtu	million British Thermal Units
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
MD	measured depth
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point
NCIB	normal course issuer bid
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit-based tax levied on petroleum projects in Australia
psi	pounds per square inch
tCO2e	tonne of carbon dioxide equivalent
Tcf	trillion cubic feet
THE	the price for natural gas in Germany, quoted in megawatt hours of natural gas, at the Trading Hub Europe
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
US	the United States of America
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

Vermilion Energy Inc. ■ Page 3 ■ 2026 First Quarter Report

Highlights

Q1 2026 Results

•	Generated $232 million ($1.52/basic share)(2) of fund flows from operations ("FFO")(1) and $98 million of free cash flow ("FCF")(6), fully funding $135 million of exploration and development ("E&D") capital expenditures(3) while strengthening the balance sheet and returning cash to shareholders.

•	Cost structure of controllable expenses reduced by 25% in Q1 2026 from Q1 2025 reflecting the impact of recent asset repositioning and continued focus on operational excellence.

•	Reduced net debt(7) by $50 million to $1.29 billion at March 31, 2026, bringing net debt reduction to $770 million over the past 12 months.

•	Returned $27 million to shareholders through dividends and share buybacks, including $21 million in dividends and the repurchase and cancellation of 0.4 million shares.

•	Realized an average natural gas sales price of $5.41/mcf, more than double the AECO benchmark, reflecting structural exposure to premium international gas markets and portfolio diversification.

•	Reported a net loss of $146 million ($0.95/basic share) driven by a $286 million unrealized loss on derivative instruments, which is the result of significant increases in spot and forward oil and European gas prices resulting from geopolitical events in Q1 2026, partially offset by gains on AECO hedges.

•	Production averaged 125,618 boe/d(9) (72% natural gas), increasing 4% quarter-over-quarter and 22% from Q1 2025, comprised of 99,746 boe/d(9) from Canadian assets and 25,872 boe/d(9) from International assets. With strong operational results in Q1 2026 carrying through to our Q2 2026 outlook, full-year production is trending to the higher end of the annual guidance range.

•	Several of the Company's Deep Basin wells ranked among the most prolific new wells in Alberta during the quarter, highlighting the depth, consistency and capital efficiency of the Deep Basin asset base and the technical execution of our teams.

•	In the Montney, Vermilion brought on six (6.0 net) liquids-rich gas wells ahead of schedule, delivering tier 1 performance and lower drill, complete, equip and tie-in ("DCET") costs of $8.2 million per well compared to the prior planned cost of $8.5 million per well.

•	In Germany, the Company progressed infrastructure development on the Wisselshorst well and expects first production by mid-2026. The Osterheide well has produced at an average of 8 mmcf/d over the first year of production and has generated approximately $30 million of excess free cash flow (“EFCF”)(6) to-date.

•	Announced the signing of a deal to acquire producing assets in Germany, adding approximately 1,000 boe/d (85% natural gas) of low-decline production, increasing exposure to European TTF-linked gas and Brent-linked oil production, enhancing EFCF, and improving control of gathering infrastructure surrounding the Osterheide well.

•	Added three new land concessions in the North German Basin, adjacent to our existing acreage in Germany, doubling the Company's land base to over 1 million net acres and providing potential upside for our deep gas exploration program.

•	In March 2026, signed an agreement to divest the remaining 60% interest in the SA-07 block in Croatia for net proceeds of approximately €15MM ($24MM). The proceeds will be primarily used for incremental debt reduction, and the transaction is expected to close in the second half of 2026.

Outlook

•	Vermilion expects Q2 2026 production to average 123,000 to 125,000 boe/d (69% natural gas)(13), with full-year production trending to the top end of the stated guidance range of 118,000 to 122,000 boe/d (70% natural gas)(13) on E&D capital expenditures of $600 to $630 million.

•	Declared a quarterly cash dividend of $0.135 per common share, payable on June 30, 2026, to shareholders of record on June 15, 2026.

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($M except as indicated)	Q1 2026	Q4 2025	Q1 2025
Financial
Fund flows from operations (1)	232,277	240,734	256,029
Fund flows from operations ($/basic share) (2)	1.52	1.57	1.66
Fund flows from operations ($/diluted share) (2)	1.49	1.55	1.65
Net (loss) earnings
Net (loss) earnings from continuing operations	(141,206)	(437,788)	3,849
Net (loss) earnings from discontinued operations	(4,332)	135	11,104
Net (loss) earnings	(145,538)	(437,653)	14,953
Net (loss) earnings from continuing operations ($/basic share)	(0.92)	(2.86)	0.03
Net (loss) earnings from discontinued operations ($/basic share)	(0.03)	—	0.07
Net (loss) earnings ($/basic share)	(0.95)	(2.86)	0.10
Cash flows from operating activities	227,398	133,357	280,384
Cash flows used in investing activities	188,773	109,062	1,255,746
Capital expenditures (3)	134,580	191,752	182,119
Acquisitions (4)	6,035	1,646	1,120,998
Dispositions (5)	—	41,782	—
Repurchase of shares	4,692	6,527	16,576
Cash dividends ($/share)	0.135	0.130	0.130
Dividends declared	20,601	19,895	20,043
Free cash flow (6)	97,697	48,982	73,910
Long-term debt	1,254,333	1,243,397	1,874,033
Net debt (7)	1,292,567	1,342,390	2,062,805
Net debt to four quarter trailing fund flows from operations (8)	1.4	1.4	1.7
Shares outstanding - basic ('000s)	152,600	152,950	154,177
Weighted average shares outstanding - diluted ('000s) (9)	155,510	155,183	155,609
Operational
Production (10)
Crude oil and condensate (bbls/d)	23,692	25,401	32,386
NGLs (bbls/d)	12,044	12,140	9,167
Natural gas (mmcf/d)	539.29	502.60	369.36
Total (boe/d)	125,618	121,308	103,115
Average realized prices
Crude oil and condensate ($/bbl)	100.61	83.21	99.36
NGLs ($/bbl)	23.00	21.17	31.56
Natural gas ($/mcf)	5.41	5.13	7.80
Average realized price ($/boe)	44.96	40.99	61.71
Production mix (% of production)
% priced with reference to AECO	58%	54%	42%
% priced with reference to TTF and NBP	13%	15%	17%
% priced with reference to WTI	22%	21%	29%
% priced with reference to Dated Brent	7%	10%	12%
Netbacks
Operating netback ($/boe) (11)	25.49	25.62	38.48
Fund flows from operations ($/boe) (12)	20.33	21.47	27.78
(1)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net (loss) earnings and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax expense (recovery), PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion’s ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS® Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

(2)	Fund flows from operations per basic share and diluted share is calculated by dividing fund flows from operations (total of segments and non-GAAP financial measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

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(3)	Capital expenditures is a non-GAAP financial measure most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Capital expenditures is also referred to as E&D capital expenditures.

(4)	Acquisitions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Acquisitions is calculated as the sum of acquisitions, net of cash acquired, acquisitions of securities and net acquired working capital (deficit). Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to acquisitions, net of cash acquired and acquisition of securities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(5)	Dispositions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Dispositions is calculated as the sum of dispositions, and disposition of securities. Management believes that including these components provides a useful measure of the proceeds associated with our disposition activities and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to dispositions and disposition of securities, the most directly comparable primary financial statement measures, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(6)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(7)	Net debt is a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the “Non-GAAP and Other Specified Financial Measures” section of this document. Management considers this a helpful representation of Vermilion’s net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(8)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company’s ability to repay debt. More information can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

(9)	Diluted shares outstanding represents the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan, based on current estimates of future performance factors and forfeiture rates.

(10)	Please refer to Supplemental Table 4 “Production” of the accompanying Management’s Discussion and Analysis for disclosure by product type.

(11)	Operating netback is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Operating netback is most directly comparable to net (loss) earnings and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

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(12)	Fund flows from operations per boe is a non-GAAP ratio that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. FFO per boe is calculated as FFO divided by boe production. FFO per boe is used by management to assess the profitability of Vermilion’s business units and Vermilion as a whole. More information can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

(13)	Based on Company estimates as at May 4, 2026.

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Message to Shareholders

The first quarter of 2026 was marked by heightened geopolitical uncertainty, particularly in the Middle East, which intensified through March and continued to impact global energy markets subsequent to quarter-end. These events underscore the importance of energy security and the value of reliable, diversified supply.

Vermilion’s large, long-duration resource base and diversified exposure to multiple commodities and pricing benchmarks enhances resilience across a wide range of market conditions. In Q1 2026, production was comprised of approximately 59% Canadian natural gas, 13% European natural gas and 28% liquids, with liquids largely priced off WTI and Brent benchmarks. While production remains weighted toward natural gas, stronger liquids and European gas prices resulted in approximately 77% of Q1 2026 revenue being derived from European gas and liquids production, highlighting the value of Vermilion’s diversified portfolio, including exposure to the liquids-rich window of the Deep Basin and the oil window of the Montney.

Against this backdrop, Vermilion delivered strong operational performance, with production of 125,618 boe/d (72% natural gas)(1) exceeding the top end of guidance, driven primarily by exceptional results in the Deep Basin, new Montney oil-window wells brought on ahead of schedule and robust production from the Osterheide well in Germany. Continued focus on efficiencies resulted in a further $300,000 per well reduction in Montney drill, complete, equip and tie-in ("DCET") costs, which reduces future capital requirements by an estimated $60 million and improves full cycle economics.

In Europe, gas production achieved an average sales price of approximately $16/MMBtu, benefitting from elevated day-ahead gas prices in March. Market fundamentals remain supportive of higher prices, with current pricing for the next four quarters averaging over $20/MMBtu(2). Global LNG flows have been impacted by disruptions in the Strait of Hormuz, while European gas inventories remain at multi-year lows, with storage levels in Germany at approximately 25% and the Netherlands at 10%. It is estimated that European countries will be required to add approximately 2 Tcf of gas to storage by November 1, 2026 in order to meet mandated 80% capacity levels. The majority of this gas will have to be secured in a competitive global LNG market. Domestically, Vermilion remains on track to bring the first Wisselshorst well in Germany online by mid-year, plans to spud follow-up wells on the Bommelsen license early next year, and expects to commence drilling activities in the Netherlands in the second half of 2026. These activities support European energy security through locally produced gas with a lower operational (Scope 1) emissions profile than imported alternatives, based on independent studies.

In Canada, Deep Basin and Montney operations continued to outperform budget assumptions. The depth and quality of the inventory within Vermilion’s land base provides investors with exposure to the liquids-weighted fairway of these basins, and the Company has shifted the Deep Basin drilling program to higher liquids-rate wells to capitalize on stronger liquids pricing. The recent Montney pad brought on production ahead of schedule is consistent with tier 1 expectations. The Company was able to achieve strong well performance while simultaneously decreasing DCET cost per well, through continued focus on operational excellence. Subsequent to quarter-end, Vermilion joined the Rockies LNG consortium to evaluate additional diversification for Montney gas through the Ksi Lisims LNG project. This potential diversification option would complement the 26 mmcf/d currently shipped on the Alliance pipeline to the premium-priced Chicago hub, further diversifying our Montney gas by increasing exposure to premium global markets.

Vermilion continues to prioritize operational scale in core areas, including the Deep Basin, the Montney, and prospects in Germany and the Netherlands. The benefits of this focus are flowing through recent results and Q1 2026 was no different, with continued outperformance on both production and cost structure. With strong excess free cash flow (“EFCF”)(3) from diversified commodity exposure and operational excellence, Vermilion is well positioned to accelerate debt reduction while continuing to return capital to our shareholders. Looking forward, with 1.3 million net acres of land in Canada and over 2 million net acres of land in Germany and the Netherlands, Vermilion’s long-duration asset base, disciplined capital allocation optionality and focus on operational excellence and profitability position the Company to generate expected sustainable free cash flow for decades to come.

Q1 2026 Review

In the first quarter of 2026, Vermilion generated $232 million of FFO on E&D capital expenditures of $135 million, resulting in FCF of $98 million that was primarily allocated to the balance sheet and shareholder returns. Net debt was reduced by $50 million to $1.29 billion at March 31, 2026, resulting in net debt to four quarter trailing FFO(4) of 1.4 times. Debt reduction remains a priority for Vermilion, with current pricing improving visibility to the $1.0 billion net debt target. The Company also returned $27 million to shareholders through $21 million of dividends and the repurchase of 0.4 million shares. During the quarter, the Company recorded non-cash, price-related losses on risk management contracts of $286 million ($219 million net of taxes). When commodity prices increase, Vermilion’s net asset value increases, while the liability position of risk management contracts where production has been forward sold also increases. Changes in the fair value of these contracts, which include hedges extending out to Q4 2028, are fully recognized in the current quarter’s income statement and do not reflect the future cash generating capability of the business. The unrealized loss for the quarter was primarily driven by shorter-dated crude oil hedges and European gas hedges, partially offset by gains on AECO hedges. Vermilion has hedged approximately 30% of estimated corporate net-of-royalty production out to Q4 2028, providing exposure to higher prices.

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Production averaged 125,618 boe/d (72% natural gas)(1), an increase of 4% over the prior quarter and 22% over Q1 2025. Production from Vermilion's Canadian operations averaged 99,746 boe/d(1) in Q1 2026, a 10% increase over the prior quarter. Production from Vermilion's International operations averaged 25,872 boe/d(1) in Q1 2026, a decrease of 14% from the prior quarter primarily driven by cyclone-related downtime in Australia, as well as natural declines across the European business units. Operational excellence and the repositioned portfolio delivered a significant reduction to the cost structure of controllable expenses, defined as operating, transportation, G&A and interest expense per boe. Compared to Q1 2025, controllable cost structure decreased by 25% in Q1 2026. This enhanced cost structure coupled with strong capital efficiencies captured in the year-end 2025 reserve report will drive sustainable and growing EFCF.

In Q1 2026, the Company maintained a three-rig drilling program in the Deep Basin, drilling ten (9.3 net), completing fourteen (13.8 net), and bringing on production eighteen (18.0 net) liquids-rich gas wells. Several of the Company's Deep Basin wells ranked among the most prolific in Alberta during the quarter, reflecting the depth, consistency and capital efficiency of the Deep Basin asset base and the technical execution of our teams. In the Montney, Vermilion drilled five (5.0 net), completed six (6.0 net), and brought on production six (6.0 net) liquids-rich gas wells. With a focus on operational excellence, supported by the realized cost savings from this most recent pad, Vermilion reduced the planned cost in the Montney to $8.2 million per well, which reduces total future capital requirements and improves full cycle economics on our Mica Montney asset.

In Germany, the Company progressed infrastructure build-out on the Wisselshorst well during Q1 2026 and expects first production from this well by mid-2026. In France, a cargo that was scheduled for late March was deferred to early April and was sold at the higher April Dated Brent price. This shifted approximately $10 million of cash flows out of Q1 2026 but provides more profitability overall with the spot sale in April benefiting from higher pricing. In Australia, production operations at Wandoo safely resumed in mid-March 2026 following downtime related to Cyclone Mitchell in February 2026, and a subsequent shut-in due to Cyclone Narelle in late March 2026. Experiencing two cyclones events in one quarter is extremely rare, and our teams successfully managed all aspects of the safe shut-in of operations and evacuation of personnel before returning to the platform to initiate inspections. Production resumed subsequent to the quarter following necessary repair work. While production operations were shut-in, Vermilion exported approximately 300,000 barrels of oil in February 2026.

In March 2026, the Company reached an agreement to acquire producing assets in Germany, adding approximately 1,000 boe/d (85% natural gas) of low-decline production. This acquisition increases Vermilion’s European TTF-linked gas and Brent-linked oil production, enhances EFCF, and provides strategic value through control of key gathering infrastructure, including local infrastructure at the Osterheide well. The transaction has an effective date of January 1, 2025, and is expected to close in the second half of 2026. The Company also expanded our acreage in the North German Basin with the award of three new concessions, doubling our acreage in Germany to well over 1 million net acres. The terms of this new acreage provides time for Vermilion’s teams to evaluate seismic data and, if prospective, extend our tenure through work commitments.

In Croatia, the Company signed an agreement to divest the remaining 60% interest in the SA-07 block for net proceeds of approximately €15MM ($24MM). This block had four successful exploration wells drilled in 2024, however with the success in Germany, Vermilion has elected to prioritize capital allocation to the deep pool of prospects that we have across Germany and the Netherlands. The proceeds from SA-07 will primarily be used for incremental debt reduction and the transaction is expected to close in the second half of the year.

Outlook and Guidance Update

Consistent with its disciplined capital allocation approach, Vermilion actively managed natural gas production during periods of weak AECO pricing in the summer of 2025, prioritizing value over volumes. Reflecting this profitability-focused approach, Vermilion expects Q2 2026 production to average 123,000 to 125,000 boe/d (69% natural gas)(2). Our full-year 2026 production guidance is unchanged, the Company is trending to the upper end of the annual range, reflecting Q1 2026 outperformance carrying into Q2 2026. This is expected to be partially offset by lower production in Q3 2026, driven by planned maintenance-related downtime, including a 32-day turnaround in Ireland and other maintenance activities across the asset base.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, we have 48% of our expected net-of-royalty production hedged for the remainder of 2026. With respect to individual commodity products, we have hedged 59% of our European natural gas production, 59% of our crude oil production, and 42% of our Canadian natural gas volumes, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.

Vermilion Energy Inc. ■ Page 9 ■ 2026 First Quarter Report

(Signed “Dion Hatcher”)

Dion Hatcher
President & Chief Executive Officer
May 6, 2026

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(2)	Based on Company estimates as at May 4, 2026 and May 4, 2026 pricing strip.

(3)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

(4)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company’s ability to repay debt. More information can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.

Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

Vermilion Energy Inc. ■ Page 10 ■ 2026 First Quarter Report

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net (loss) earnings, FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and is most directly comparable to net (loss) earnings from continuing operations and net (loss) earnings from discontinued operations, respectively.

Reconciliation of fund flows from continuing operations to net (loss) earnings from continuing operations:

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Sales	513,331	44.96	468,693	59.33
Royalties	(31,270)	(2.74)	(30,091)	(3.81)
Transportation	(33,307)	(2.92)	(28,241)	(3.58)
Operating	(141,705)	(12.41)	(113,780)	(14.40)
General and administration (1)	(19,965)	(1.75)	(29,735)	(3.76)
Corporate income tax expense	(11,664)	(1.02)	(19,059)	(2.41)
Petroleum resource rent tax	—	—	(3,018)	(0.38)
Interest expense	(26,697)	(2.34)	(32,979)	(4.17)
Realized (loss) gain on derivatives	(15,885)	(1.39)	11,119	1.41
Realized foreign exchange (loss) gain	(544)	(0.05)	2,499	0.32
Realized other income (expense)	135	0.01	(14,466)	(1.83)
Fund flows from continuing operations	232,429	20.35	210,942	26.72
Equity based compensation	(2,451)		(5,931)
Unrealized loss on derivative instruments (2)	(285,648)		(13,675)
Unrealized foreign exchange loss (2)	(15,273)		(36,016)
Accretion	(18,838)		(15,793)
Depletion and depreciation	(164,130)		(148,282)
Deferred tax recovery	112,789		12,923
Unrealized other expense (2)	(84)		(319)
Net (loss) earnings from continuing operations	(141,206)		3,849
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Unrealized loss on derivative instruments, Unrealized foreign exchange loss and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Vermilion Energy Inc. ■ Page 11 ■ 2026 First Quarter Report

Reconciliation of fund flows from discontinued operations to net (loss) earnings from discontinued operations:

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Sales	—	—	100,153	75.93
Royalties	—	—	(19,199)	(14.56)
Transportation	—	—	(2,945)	(2.23)
Operating	(74)	—	(27,997)	(21.23)
General and administration	(78)	—	(4,925)	(3.73)
Fund flows from discontinued operations	(152)	—	45,087	34.18
Unrealized foreign exchange gain (1)	6		117
Accretion	—		(2,087)
Depletion and depreciation	(5,137)		(28,106)
Deferred tax recovery (expense)	951		(3,907)
Net (loss) earnings from discontinued operations	(4,332)		11,104

Fund flows from operations	232,277	20.33	256,029	27.78

Net (loss) earnings	(145,538)		14,953
(1)	Unrealized foreign exchange gain is a line item from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per basic share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q1 2026	Q1 2025
Cash flows from operating activities	227,398	280,384
Changes in non-cash operating working capital	(7,923)	(33,702)
Asset retirement obligations settled	12,802	9,347
Fund flows from operations	232,277	256,029
Drilling and development	(134,146)	(167,464)
Exploration and evaluation	(434)	(14,655)
Free cash flow	97,697	73,910
Payments on lease obligations	(2,763)	(3,829)
Asset retirement obligations settled	(12,802)	(9,347)
Excess free cash flow	82,132	60,734

Vermilion Energy Inc. ■ Page 12 ■ 2026 First Quarter Report

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q1 2026	Q1 2025
Drilling and development	134,146	167,464
Exploration and evaluation	434	14,655
Capital expenditures	134,580	182,119

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q1 2026	Q1 2025
Dividends declared	20,601	20,043
Drilling and development	134,146	167,464
Exploration and evaluation	434	14,655
Asset retirement obligations settled	12,802	9,347
Payout	167,983	211,509
% of fund flows from operations	72%	83%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that management uses to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net (loss) earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Mar 31, 2026	Mar 31, 2025
Net loss	(814,092)	(34,091)
Taxes	(129,629)	144
Interest expense	126,466	99,193
EBIT	(817,255)	65,246
Average capital employed (1)	5,547,531	5,914,151
Return on capital employed	(15) %	1%
(1)	Average capital employed includes the current portion of asset retirement obligations, previously presented on a combined basis as long-term. The prior period results have been presented to conform with current period presentation.

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Mar 31, 2026	Dec 31, 2025
Current assets	484,784	467,286
Current liabilities	(765,072)	(554,547)
Current derivative asset	(68,409)	(78,694)
Current asset retirement obligation (1)	55,937	54,504
Current lease liability	8,298	9,206
Current derivative liability	243,254	6,154
Adjusted working capital deficit	(41,208)	(96,091)
(1)	Asset retirement obligations previously presented as a combined balance have been reclassified into current and long-term portion of asset retirement obligations. The prior period results have been presented to conform with current period presentation.

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

Vermilion Energy Inc. ■ Page 13 ■ 2026 First Quarter Report

($M)	Q1 2026	Q1 2025
Acquisitions, net of cash acquired	6,035	1,084,456
Shares issued for acquisition	—	13,363
Acquired working capital deficit	—	23,179
Acquisitions	6,035	1,120,998

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis is a non-GAAP ratio. Operating netback is most directly comparable to net (loss) earnings. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Mar 31, 2026	Dec 31, 2025
Long-term debt	1,254,333	1,243,397
Adjusted working capital (1)	41,208	96,091
Unrealized FX on swapped USD borrowings (2)	(2,974)	2,902
Net debt	1,292,567	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.4	1.4
(1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives, current asset retirement obligations and current lease liabilities).
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At March 31, 2026, there was $203.4 million of USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

Vermilion Energy Inc. ■ Page 14 ■ 2026 First Quarter Report

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan (“LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q1 2026	Q1 2025
Shares outstanding	152,600	154,177
Potential shares issuable pursuant to the LTIP	4,433	3,488
Diluted shares outstanding	157,033	157,665

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

F&D (finding and development) and FD&A (finding, development and acquisition) costs: used as a measure of capital efficiency, calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

Operating Recycle Ratio: A non-GAAP ratio that is calculated by dividing the Operating Netback, excluding PRRT and realized hedging gains and losses, by the cost of adding reserves (F&D and FD&A cost). Management assesses operating recycle ratio as a measure of the reinvestment of earnings.

Vermilion Energy Inc. ■ Page 15 ■ 2026 First Quarter Report

Management's Discussion and Analysis

The following is Management’s Discussion and Analysis (“MD&A”), dated May 5, 2026, of Vermilion Energy Inc.’s (“Vermilion”, “we”, “our”, “us” or the “Company”) operating and financial results as at and for the three months ended March 31, 2026 compared with the corresponding period in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026, and the audited consolidated financial statements for the years ended December 31, 2025 and 2024, together with the accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026, and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board ("IASB").

The operating results attributable to the Company's Saskatchewan, United States and block SA-07 in Croatia operations have been classified and presented as discontinued operations, with all other operating results presented as continuing operations. The prior period results have been presented to conform with current period presentation. See Note 3 "Discontinued operations" of the condensed consolidated interim financial statements for the three months ended March 31, 2026, for additional information.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS® Accounting Standards as issued by the IASB ("IFRS Accounting Standards") and are therefore considered non-GAAP and other specified financial measures. These financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP and other specified financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to “Non-GAAP and Other Specified Financial Measures”.

Product Type Disclosure

Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. In this report, references to “crude oil” and “light and medium crude oil” mean “light crude oil and medium crude oil”, “tight oil” and “heavy oil” and references to “natural gas” mean “conventional natural gas”, “shale gas” and “coal bed methane".

In addition, in Supplemental Table 4 "Production", Vermilion provides a reconciliation from total production volumes to product type and also a reconciliation of "crude oil and condensate" and "NGLs" to the product types "light crude oil and medium crude oil" and "natural gas liquids".

Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 16 ■ 2026 First Quarter Report

Guidance

On November 5, 2025, the Company released the 2026 capital budget and associated production guidance. The Company’s guidance for 2026 is as follows:

Category	2026 Current (1)
Production (boe/d)	118,000 - 122,000
E&D capital expenditures ($MM)	$600 - 630
Operating ($/boe)	$12.25 - 13.25
General and administration ($/boe) (2)	$1.65 - 2.15
Transportation ($/boe)	$3.00 - 3.50
Royalty rate (% of sales)	7 - 9%
Cash taxes (% of pre-tax FFO)	2 - 6%
Asset retirement obligations settled ($MM)	$55
Payments on lease obligations ($MM)	$10
(1)	Current 2026 guidance reflects foreign exchange assumptions of CAD/USD 1.38, CAD/EUR 1.63, and CAD/AUD 0.91.
(2)	General and administration expense exclusive of expected cash-settled equity based compensation of $0.15 - 0.20/boe.

Vermilion Energy Inc. ■ Page 17 ■ 2026 First Quarter Report

Consolidated Results Overview

	Q1 2026	Q1 2025	Q1/26 vs. Q1/25
Production (1)
Crude oil and condensate (bbls/d)	23,692	32,386	(27)%
NGLs (bbls/d)	12,044	9,167	31%
Natural gas (mmcf/d)	539.29	369.36	46%
Total (boe/d)	125,618	103,115	22%
(Draw) build in inventory (mbbls)	(112)	62
Financial metrics
Fund flows from continuing operations ($M) (2)	232,429	210,942	10%
Fund flows from discontinued operations ($M) (2)	(152)	45,087	N/A
Fund flows from operations ($M) (2)	232,277	256,029	(9)%
Fund flows from operations per share	1.52	1.66	(8)%
Net (loss) earnings from continuing operations	(141,206)	3,849	N/A
Net (loss) earnings from discontinued operations	(4,332)	11,104	N/A
Net (loss) earnings ($M)	(145,538)	14,953	N/A
Net (loss) earnings per share - continuing operations	(0.92)	0.03	N/A
Net (loss) earnings per share - discontinued operations	(0.03)	0.07	N/A
Net loss per share	(0.95)	0.10	N/A
Cash flows from operating activities ($M)	227,398	280,384	(19)%
Free cash flow ($M) (3)	97,697	73,910	32%
Long-term debt ($M)	1,254,333	1,874,033	(33)%
Net debt ($M) (4)	1,292,567	2,062,805	(37)%
Cash dividends ($/share)	0.135	0.130	4%
Activity
Capital expenditures ($M) (5)	134,580	182,119	(26)%
Acquisitions ($M) (6)	6,035	1,120,998	(100)%
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.
(2)	Fund flows from operations (FFO) and FFO per share are a total of segments measure and supplementary financial measure most directly comparable to net (loss) earnings and net (loss) earnings per share, respectively. The measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. FFO is comprised of sales less royalties, transportation, operating, general and administrative (G&A), corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, plus realized gain (loss) on foreign exchange and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.
(3)	Free cash flow (FCF) is a non-GAAP financial measure most directly comparable to cash flows from operating activities; it does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. FCF is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. A reconciliation to primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(4)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. Net debt excludes lease obligations which are secured by a corresponding right-of-use asset. A reconciliation to the primary financial statement measures can be found within the "Financial Position Review" section of this MD&A.
(5)	Capital expenditures is a non-GAAP financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. A reconciliation to the primary financial statement measures can be found within the "Non-GAAP and Other Specified Financial Measures" section of this MD&A.
(6)	Acquisitions is a non-GAAP financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. The measure is calculated as the sum of acquisitions, net of cash and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity. A reconciliation to the acquisitions line item in the Consolidated Statements of Cash Flows can be found in "Supplemental Table 3: Capital Expenditures and Acquisitions" section of this MD&A.

Vermilion Energy Inc. ■ Page 18 ■ 2026 First Quarter Report

Financial performance review

Q1 2026 vs. Q1 2025

•	We recorded a net loss of $145.5 million ($0.95/basic share) for Q1 2026 compared to net earnings of $15.0 million ($0.10/basic share) in Q1 2025. The change was primarily due to unfavourable changes in our non-cash mark-to-market unrealized derivative position driven by European gas and crude oil contracts, partially offset by deferred tax recovery on mark-to-market losses coupled with increased tax asset valuation in Canada and Ireland on forward pricing and higher fund flows from continuing operations attributable to increased production on acquisition and drilling activities.

Vermilion Energy Inc. ■ Page 19 ■ 2026 First Quarter Report

•	Cash flows from operating activities decreased to $227.4 million in Q1 2026 compared to $280.4 million in Q1 2025, while fund flows from operations decreased to $232.3 million from $256.0 million over the same period. The decrease in FFO was primarily due to a $15.9 million loss on derivative contracts versus a gain of $11.1 million in 2025 and lower North American gas pricing, partially offset by higher sales volumes, net of operating costs, driven by new production in the Deep Basin and Montney and lower general and administration expenses. Variances between cash flows from operating activities and fund flows from operations are primarily driven by working capital timing differences.

Production review

Q1 2026 vs. Q1 2025

•	Consolidated average production increased 22% to 125,618 boe/d in Q1 2026 compared to Q1 2025 production of 103,115 boe/d primarily due to higher production from assets acquired in February 2025 and new wells brought on production in the Deep Basin and Montney. The increase was partially offset by the United States and Saskatchewan dispositions, cyclone-related downtime in Australia and natural well decline across International business units.

Activity review

For the three months ended March 31, 2026, capital expenditures were $134.6 million.

•	In Canada, we invested capital expenditures of $113.9 million in our liquids-rich gas assets:
◦	In the Deep Basin, we drilled ten (9.3 net), completed fourteen (13.8 net), and brought on production eighteen (18.0 net) liquids-rich conventional natural gas wells.
◦	In the Montney, we drilled five (5.0 net), completed six (6.0 net), and brought on production six (6.0 net) liquids-rich shale gas wells.

•	Internationally, capital expenditures of $20.7 million were invested:
◦	In Germany, we invested $3.3 million, primarily on subsurface maintenance and facilities activities, including progressing infrastructure to facilitate production from the Wisselshorst well, which is expected to be brought online by mid-2026.
◦	In the Netherlands, we invested $2.7 million, primarily on facilities and maintenance capital.
◦	In France, we invested $7.0 million, primarily on subsurface maintenance.
◦	In Australia, $5.6 million was invested primarily on facilities activities, as we worked to resume operations following cyclone-related downtime.
◦	In Ireland, $2.0 million was invested on facilities activities.

Financial sustainability review

Free cash flow

•	Free cash flow increased by $23.8 million to $97.7 million for the three months ended March 31, 2026 compared to the prior year primarily driven by increased funds flow from continuing operations and lower capital expenditures, partially offset by lower funds flow from discontinued operations.

Long-term debt and net debt

•	As at March 31, 2026, long-term debt increased to $1.3 billion (December 31, 2025 - $1.2 billion) primarily due to the foreign exchange impact of the US dollar strengthening against the Canadian dollar on our US denominated senior unsecured notes, partially offset by the repayment of long-term debt from excess cash flows generated during the quarter.
•	As at March 31, 2026, net debt totaled $1.3 billion, a decrease from December 31, 2025 of approximately $50 million. The decrease was primarily due to funds from continuing operations and the inclusion of expected proceeds from the dispositions of assets held for sale. The decrease was partially offset by capital expenditures, asset retirement obligations settled during the quarter and the US dollar strengthening by 2% against the Canadian dollar on our US denominated notes.
•	The ratio of net debt to four quarter trailing fund flows from operations(1) remained at 1.4 as at March 31, 2026 (December 31, 2025 - 1.4) due to slightly lower four quarter trailing funds from continuing operations, mainly impacted by pricing, partially offset by lower net debt.

(1)	Net debt to four quarter trailing fund flows from operations is a supplementary financial measure that does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. It is calculated as net debt (capital measure) over the FFO from the preceding four quarters (total of segments measure). The measure is used to assess our ability to repay debt. Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

Vermilion Energy Inc. ■ Page 20 ■ 2026 First Quarter Report

Benchmark Commodity Prices

	Q1 2026	Q1 2025	Q1/26 vs. Q1/25
Natural gas
North America
AECO 7A (CAD/Mcf)	2.49	2.02	23%
Henry Hub (USD/Mcf)	5.04	3.65	38%
Chicago (USD/Mcf)	3.63	4.11	(12)%
Europe (1)
TTF MA (CAD/MMBtu)	14.74	21.16	(30)%
TTF MA (EUR/MMBtu)	9.18	14.00	(34)%
NBP MA (CAD/MMBtu)	14.69	21.37	(31)%
NBP MA (EUR/MMBtu)	9.15	14.14	(35)%
THE MA (CAD/MMBtu)	15.60	21.55	(28)%
THE MA (EUR/MMBtu)	9.72	14.26	(32)%
Crude oil
Dated Brent (USD/bbl)	80.61	75.66	7%
WTI (USD/bbl)	71.93	71.42	1%
Edmonton Sweet index (CAD/bbl)	93.48	95.35	(2)%
Canadian C5+ Condensate index (CAD/bbl)	97.93	100.31	(2)%
Average exchange rates
CAD/USD	1.37	1.44	(5)%
CAD/EUR	1.61	1.51	7%
Realized prices
Crude oil and condensate ($/bbl)	100.61	99.36	1%
NGLs ($/bbl)	23.00	31.56	(27)%
Natural gas ($/mcf)	5.41	7.80	(31)%
Total ($/boe)	44.96	61.71	(27)%
(1)	Natural gas in the Netherlands and Germany is benchmarked to the TTF and THE and production is generally equally split between day ahead ("DA") and month ahead ("MA") contracts. Natural gas in Ireland is benchmarked to the NBP and is sold on DA contracts.

As an internationally diversified producer, we are exposed to a range of commodity prices. In Canada, our crude oil is sold at benchmarks linked to WTI (including the Edmonton Sweet index and the Canadian C5+ index) and our natural gas is sold at benchmarks linked to the AECO index (in Canada) and a combination of Chicago Daily and Henry Hub ("HH") indices (in the United States). In our International core region, our crude oil is sold with reference to Dated Brent and our natural gas is sold with reference to TTF, NBP, THE, or indices highly correlated to TTF.

Vermilion Energy Inc. ■ Page 21 ■ 2026 First Quarter Report

•	In Canadian dollar terms, year-over-year, prices for European natural gas at NBP and TTF decreased by 31% and 30% respectively on a month ahead basis. Prices over the first two months of 2026 were depressed in response to weaker demand outlooks from Asia and growing LNG flows from the United States. However, March 2026 started to heavily price in LNG outages from Qatar and seasonally low storage across Europe entering Summer 2026.
•	Year-over-year, natural gas prices in Canadian dollar terms at NYMEX HH increased by 32% and AECO 7A increased by 23%. AECO prices increased in Q1 2026 due to strong winter storage withdrawals, pulls to satisfy strong demand in Eastern Canada and the US Midwest. LNG growth and Winter Storm Fern across Canada and the US also helped support demand to start 2026.
•	For Q1 2026, average European natural gas prices represented a $12.23/mcf premium to AECO 7A. Approximately 18% of our natural gas production in Q1 2026 benefited from this premium European pricing (Q1 2025 - 28%). The decrease in our realized natural gas price from the prior period is primarily due to increased North American natural gas exposure via the Westbrick acquisition in Q1 2025.

•	Crude oil prices increased in Q1 2026 relative to Q1 2025 primarily due to the turmoil in the Middle East sparking a late rally across March 2026 on Strait of Hormuz closures and record production shut-ins. Across the quarterly average, USD WTI increased by 1% and Dated Brent increased by 7% in Q1 2026 relative to Q1 2025.
•	In Canadian dollar terms, year-over-year, the Edmonton Sweet differential tightened by $1.98/bbl to a discount of $5.17/bbl against WTI. This is due to decreased supply in Western Canadian storage as well as strong flows towards the US markets and the Canadian West coast. MSW differentials were also supported heading into peak driving season.
•	Approximately 43% of Vermilion’s Q1 2026 crude oil and condensate production was priced at the Dated Brent index, which averaged a premium to WTI of US$8.68/bbl; in Australia sales were executed at an $3.70/bbl premium to Dated Brent index in February 2026, prior to the late quarter increase in Dated Brent. The remainder of our crude oil and condensate production was priced at the Canadian C5+, Edmonton Sweet, and WTI indices.

Vermilion Energy Inc. ■ Page 22 ■ 2026 First Quarter Report

Canada

The continuing operations in Canada consist of our Deep Basin and Mica Montney Canadian assets. The comparative period includes the operating results for non-core assets in Saskatchewan and the United States disposed of in 2025, presented as discontinued operations throughout this MD&A in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Please refer to Note 3 "Discontinued operations" of the consolidated interim financial statements for the three months ended March 31, 2026 for additional information.

	Q1 2026	Q1 2025
Production (1)
Crude oil and condensate (bbls/d)	14,300	9,904
NGLs (bbls/d)	12,044	7,695
Natural gas (mmcf/d)	440.41	249.02
Production from continuing operations (boe/d)	99,746	59,104
Production from discontinued operations (boe/d)	—	14,656
Total production volume (boe/d)	99,746	73,760
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Fund Flows from Operations

Continuing Operations

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Sales	263,907	29.40	166,264	31.26
Royalties	(20,014)	(2.23)	(18,657)	(3.51)
Transportation	(21,700)	(2.42)	(16,295)	(3.06)
Operating	(58,802)	(6.55)	(42,941)	(8.07)
General and administration (1)	(7,437)	(0.83)	(17,688)	(3.33)
Corporate income tax recovery (expense) (1)	(1,941)	(0.22)	(435)	(0.08)
Fund flows from continuing operations	154,013	17.15	70,248	13.21
Drilling and development	(113,897)		(121,851)
Free cash flow from continuing operations	40,116		(51,603)
(1)	General and administration and corporate income tax include amounts from our Corporate segment. General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment and the prior period results have been presented to conform with current period presentation. The decrease in general and administration was primarily due to non-recurring acquisition costs in 2025. Corporate income tax expense primarily relates to income taxes on Corporate segment activities.

Discontinued Operations

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Sales	—	—	100,153	75.93
Royalties	—	—	(19,199)	(14.56)
Transportation	—	—	(2,945)	(2.23)
Operating	—	—	(27,879)	(21.14)
General and administration	—	—	(4,872)	(3.69)
Fund flows from discontinued operations	—	—	45,258	34.31
Drilling and development	—		(8,959)
Free cash flow from discontinued operations	—		36,299

Production in Canada averaged 99,746 boe/d, representing a 10% increase from the prior quarter. The increase was primarily due to continued strong performance from our Deep Basin drilling program and production from new wells in the Montney brought online in the quarter.

In Q1 2026, the Company maintained a three-rig drilling program in the Deep Basin, drilling ten (9.3 net), completing fourteen (13.8 net), and bringing on production eighteen (18.0 net) liquids-rich gas wells. In the Montney, Vermilion drilled five (5.0 net), completed six (6.0 net), and brought on production six (6.0 net) liquids-rich shale gas wells.

Vermilion Energy Inc. ■ Page 23 ■ 2026 First Quarter Report

Sales

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Canada	263,907	29.40	166,264	31.26
Discontinued operations:
Canada	—	—	74,135	77.59
United States	—	—	26,018	71.57
Total discontinued operations	—	—	100,153	75.93
Total	263,907	29.40	266,417	40.13

Sales in Canada continuing operations decreased 6% on a per boe basis for the three months ended March 31, 2026, compared to the same period in 2025 primarily due to change in product mix on the acquisition and disposition activity, which was partially offset by higher natural gas prices. On a dollar basis, sales in Canada continuing operations increased for three months ended March 31, 2026 compared to the prior year period primarily due a full month more of production from assets acquired in late February 2025 and new gas wells brought online in the Deep Basin and in the Montney.

Royalties

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Canada	(20,014)	(2.23)	(18,657)	(3.51)
Discontinued operations:
Canada	—	—	(11,932)	(12.49)
United States	—	—	(7,267)	(19.99)
Total discontinued operations	—	—	(19,199)	(14.56)
Total	(20,014)	(2.23)	(37,856)	(5.70)
Royalty rate (% of sales)
Canada	7.6%		11.2%
Discontinued operations	— %		19.2%

Royalties in Canada continuing operations decreased 36% on a per unit basis for the three months ended March 31, 2026, compared to same period in 2025 primarily due to the higher gas weighting in our production mix, which is subject to lower royalty rates relative to liquids and a higher proportion of our production on royalty holiday. Royalties in Canada continuing operations increased on a dollar basis for the three months ended March 31, 2026 compared to the prior period primarily due to royalties on higher production.

Transportation

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Canada	(21,700)	(2.42)	(16,295)	(3.06)
Discontinued operations:
Canada	—	—	(2,820)	(2.95)
United States	—	—	(125)	(0.34)
Total discontinued operations	—	—	(2,945)	(2.23)
Total	(21,700)	(2.42)	(19,240)	(2.90)

On a per boe basis, transportation expense in Canada continuing operations decreased 21% for the three months ended March 31, 2026 compared to same period in the prior year primarily due to higher utilization of contracted natural gas transportation capacity on Deep Basin production and lower crude oil trucking costs. Transportation expense in Canada continuing operations increased on a dollar basis for the three months ended March 31, 2026 compared to the prior year period primarily due to more transportation costs in the current year on assets acquired in late February 2025.

Vermilion Energy Inc. ■ Page 24 ■ 2026 First Quarter Report

Operating expense

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Canada	(58,802)	(6.55)	(42,941)	(8.07)
Discontinued operations:
Canada	—	—	(20,937)	(21.91)
United States	—	—	(6,942)	(19.10)
Total discontinued operations	—	—	(27,879)	(21.14)
Total	(58,802)	(6.55)	(70,820)	(10.67)

Operating expenses in Canada continuing operations decreased 19% to $6.55 per boe compared to $8.07 per boe in the first quarter of 2025 due to increased operational scale in the Deep Basin and Montney as increased volumes are more than offset by costs related to gas processing, maintenance and other costs as we utilized existing infrastructure to facilitate production growth, which is weighted to a variable cost structure.

Vermilion Energy Inc. ■ Page 25 ■ 2026 First Quarter Report

International

During the first quarter of 2026, Vermilion entered into an agreement for the sale of the SA-07 assets in Croatia. As a result of this agreement, the operating results for the assets held for sale have been presented as discontinued operations throughout this MD&A in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Please refer to Note 3 "Discontinued operations" of the condensed consolidated interim financial statements for the three months ended March 31, 2026, for additional information.

	Q1 2026	Q1 2025
Production (1)
Crude oil and condensate (bbls/d)	9,392	11,835
Natural gas (mmcf/d)	98.88	105.12
Total production volume (boe/d)	25,872	29,355
Total sales volume (boe/d)	27,121	28,668
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Fund Flows from Operations

Continuing Operations

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Sales	249,424	102.19	302,429	117.22
Royalties	(11,256)	(4.61)	(11,434)	(4.43)
Transportation	(11,607)	(4.76)	(11,946)	(4.63)
Operating	(82,903)	(33.99)	(70,839)	(27.50)
General and administration	(12,528)	(5.16)	(12,047)	(4.69)
Corporate income tax expense	(9,723)	(3.98)	(18,624)	(7.22)
PRRT	—	—	(3,018)	(1.17)
Fund flows from continuing operations	121,407	49.69	174,521	67.58
Drilling and development	(20,375)		(36,565)
Exploration and evaluation	(120)		(14,373)
Free cash flow from continuing operations	100,912		123,583

Discontinued Operations

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Operating	(74)	—	(118)	—
General and administration	(78)	—	(53)	—
Fund flows from discontinued operations	(152)	—	(171)	—
Drilling and development	126		(89)
Exploration and evaluation	(314)		(282)
Free cash flow from discontinued operations	(340)		(542)

Production from Vermilion's International operations averaged 25,872 boe/d in Q1 2025, a decrease of 14% from the prior quarter primarily driven by cyclone-related downtime in Australia, as well as natural declines across International business units.

In Germany, the Company progressed infrastructure build-out on the Wisselshorst well during Q1 2026 and expects first production from this well by mid-2026. In Australia, production operations at Wandoo safely resumed in mid-March 2026 following downtime related to Cyclone Mitchell in February 2026, and was subsequently shut-in due to Cyclone Narelle in late March 2026. Production resumed subsequent to the quarter following necessary repair work. Despite production operations being shut-in, Vermilion exported approximately 300,000 barrels of oil in February 2026.

Vermilion Energy Inc. ■ Page 26 ■ 2026 First Quarter Report

Sales

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Australia	32,317	102.34	30,832	124.40
France	50,928	111.08	61,062	103.78
Netherlands	30,742	88.04	42,886	118.54
Germany	56,223	98.65	53,335	111.23
Ireland	72,488	108.50	100,986	127.21
Central and Eastern Europe	6,726	84.61	13,328	122.54
International	249,424	102.19	302,429	117.22

As a result of changes in inventory levels, our sales volumes for crude oil in Australia, France, and Germany may differ from our production volumes in those business units. The following table provides the crude oil sales volumes (consisting entirely of "light crude oil and medium crude oil") for those jurisdictions.

Crude oil sales volumes (bbls/d)	Q1 2026	Q1 2025
Australia	3,509	2,754
France	5,094	6,538
Germany	2,013	1,819
International	10,616	11,111

Sales in our International core region for the three months ended March 31, 2026 decreased by 13% on a per boe basis compared to the prior period, primarily due to 20% lower realized European natural gas pricing, partially offset by 1% higher realized European crude oil pricing. International sales decreased on a dollar basis for the three months ended March 31, 2026 compared to the same period in the prior year primarily due to lower realized European natural gas pricing combined with lower sales volumes.

Royalties

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
France	(5,646)	(12.31)	(7,466)	(12.69)
Netherlands	—	—	(10)	(0.03)
Germany	(3,679)	(6.46)	(2,338)	(4.88)
Central and Eastern Europe	(1,931)	(24.29)	(1,620)	(14.89)
International	(11,256)	(4.61)	(11,434)	(4.43)
Royalty rate (% of sales)	4.5%		3.8%

Royalties in our International core region are primarily incurred in France, the Netherlands, Germany and Croatia, where royalties, depending on jurisdiction, include charges based on a percentage of sales and fixed per boe charges. Our production in Australia and Ireland is not subject to royalties.

Royalties increased 4% from $4.43 to $4.61 per boe for the three months ended March 31, 2026 mainly due to higher royalties on the Osterheide startup volumes in Germany. Royalties on a dollar basis remained relatively flat for the three months ended March 31, 2026 compared to the prior year comparable period primarily due to lower sales volumes in France, partially offset by higher royalties on the Osterheide startup volumes in Germany.

Vermilion Energy Inc. ■ Page 27 ■ 2026 First Quarter Report

Transportation

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
France	(6,109)	(13.32)	(5,478)	(9.31)
Germany	(3,612)	(6.34)	(4,269)	(8.90)
Ireland	(1,886)	(2.82)	(2,199)	(2.77)
International	(11,607)	(4.76)	(11,946)	(4.63)

Transportation expense on a dollar and per boe basis remained relatively flat for the three months ended March 31, 2026 primarily due to lower tariffs in Germany, partially offset by the timing of sales and vessel costs in France.

Our production in Australia, Netherlands and Central and Eastern Europe is not subject to transportation expense.

Operating expense

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Australia	(33,978)	(107.60)	(14,985)	(60.46)
France	(12,849)	(28.03)	(16,043)	(27.27)
Netherlands	(9,113)	(26.10)	(9,608)	(26.56)
Germany	(14,187)	(24.89)	(15,177)	(31.65)
Ireland	(11,768)	(17.61)	(14,242)	(17.94)
Central and Eastern Europe	(1,008)	(12.68)	(784)	(7.21)
Discontinued operations:
Central and Eastern Europe	(74)	—	(118)	—
International	(82,977)	(33.99)	(70,957)	(27.50)

Operating expenses increased 24% from $27.50 to $33.99 per boe for the three months ended March 31, 2026 primarily due the timing of liftings and maintenance costs in Australia, partially offset by lower gas processing fees in Germany. Operating expenses increased on a dollar basis for the three months ended March 31, 2026 compared to the same period in the prior year primarily due to the timing of liftings and maintenance costs in Australia, partially offset by the timing of sales volumes in France and Ireland.

Vermilion Energy Inc. ■ Page 28 ■ 2026 First Quarter Report

Consolidated Financial Performance Review

Continuing Operations

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Sales	513,331	44.96	468,693	59.33
Royalties	(31,270)	(2.74)	(30,091)	(3.81)
Transportation	(33,307)	(2.92)	(28,241)	(3.58)
Operating	(141,705)	(12.41)	(113,780)	(14.40)
General and administration (1)	(19,965)	(1.75)	(29,735)	(3.76)
Corporate income tax expense	(11,664)	(1.02)	(19,059)	(2.41)
Petroleum resource rent tax	—	—	(3,018)	(0.38)
Interest expense	(26,697)	(2.34)	(32,979)	(4.17)
Realized (loss) gain on derivatives	(15,885)	(1.39)	11,119	1.41
Realized foreign exchange (loss) gain	(544)	(0.05)	2,499	0.32
Realized other income (expense)	135	0.01	(14,466)	(1.83)
Fund flows from continuing operations	232,429	20.35	210,942	26.72
Equity based compensation	(2,451)		(5,931)
Unrealized loss on derivative instruments (2)	(285,648)		(13,675)
Unrealized foreign exchange loss (2)	(15,273)		(36,016)
Accretion	(18,838)		(15,793)
Depletion and depreciation	(164,130)		(148,282)
Deferred tax recovery	112,789		12,923
Unrealized other expense (2)	(84)		(319)
Net (loss) earnings from continuing operations	(141,206)		3,849
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Unrealized loss on derivative instruments, Unrealized foreign exchange loss, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Vermilion Energy Inc. ■ Page 29 ■ 2026 First Quarter Report

Discontinued Operations

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Sales	—	—	100,153	75.93
Royalties	—	—	(19,199)	(14.56)
Transportation	—	—	(2,945)	(2.23)
Operating	(74)	—	(27,997)	(21.23)
General and administration	(78)	—	(4,925)	(3.73)
Fund flows from discontinued operations	(152)	—	45,087	34.18
Unrealized foreign exchange gain (1)	6		117
Accretion	—		(2,087)
Depletion and depreciation	(5,137)		(28,106)
Deferred tax recovery (expense)	951		(3,907)
Net (loss) earnings from discontinued operations	(4,332)		11,104

Fund flows from operations	232,277	20.33	256,029	27.78

Net (loss) earnings	(145,538)		14,953
(1)	Unrealized foreign exchange gain is a line item from the respective Consolidated Statements of Cash Flows.

Consolidated Financial Performance Review

Fluctuations in fund flows from operations, including fund flows from continuing operations and fund flows from discontinued operations may occur as a result of changes in production levels, commodity prices, and costs to produce petroleum and natural gas. In addition, fund flows from operations may be affected by the timing of crude oil shipments in Australia and France. When crude oil inventory is built up, the related operating expense, royalties, and depletion expense are deferred and carried as inventory on the consolidated balance sheet. When the crude oil inventory is subsequently drawn down, the related expenses are recognized within profit or loss.

General and administration

•	For the three months ended March 31, 2026, total general and administration expense decreased compared to the same period in the prior year due to transaction costs related to the Westbrick acquisition combined with the impact of restructuring in Canada and more efficient operations resulting in lower costs.

PRRT and corporate income taxes

•	PRRT decreased to zero for the three months ended March 31, 2026 compared to a PRRT expense in Q1 2025 due to cyclone-related downtime in Australia.
•	Corporate income taxes for the three months ended March 31, 2026 decreased compared to the prior year comparable period mainly due to lower revenues in Germany and in the Netherlands.

Interest expense

•	Interest expense for the three months ended March 31, 2026 decreased due to lower debt levels compared to the same period in 2025 driven by the repayment of the $450 million term loan, which was drawn in Q1 2025 and subsequently repaid in 2025. In addition, buybacks of the 2030 and 2033 senior unsecured notes has reduced interest expense.

Realized gain or loss on derivatives

•	For the three months ended March 31, 2026, we recorded realized losses on our crude oil and European natural gas hedges due to higher commodity pricing compared to the strike prices, partially offset by realized gains on our North American natural gas hedges due to lower commodity pricing compared to the strike prices.
•	A listing of derivative positions as at March 31, 2026 is included in “Supplemental Table 2” of this MD&A.

Realized other income or expense

•	Realized other expense for the three months ended March 31, 2026 remained relatively flat compared to the prior year comparable period. For the three months ended March 31, 2026, realized other expense increased primarily related to an estimated provision recognized to satisfy work commitments.

Vermilion Energy Inc. ■ Page 30 ■ 2026 First Quarter Report

Net earnings (loss)

Fluctuations in net (loss) earnings from period-to-period are caused by changes in both cash and non-cash based income and charges. Cash based items are reflected in fund flows from operations. Non-cash items include: equity based compensation expense, unrealized gains and losses on derivative instruments, unrealized foreign exchange gains and losses, accretion, depletion and depreciation expense, and deferred taxes. In addition, non-cash items may also include gains or losses resulting from acquisition or disposition activity or charges resulting from impairment or impairment reversals.

Equity based compensation

Equity based compensation expense relates included within net (loss) earnings and excluded from funds flow from operations relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers, and employees under security-based arrangements. Equity based compensation expense decreased for the three months ended March 31, 2026 versus the same period in the prior year primarily due to a decrease in the performance factor on LTIP awards vesting in 2026.

Unrealized gain or loss on derivative instruments

Unrealized gain or loss on derivative instruments arises as a result of changes in forecasts for future prices and rates. As Vermilion uses derivative instruments to manage the commodity price exposure of our future crude oil and natural gas production, we will normally recognize unrealized gains on derivative instruments when future commodity price forecasts decline and vice-versa. As derivative instruments are settled, the unrealized gain or loss previously recognized is reversed, and the settlement results in a realized gain or loss on derivative instruments.

Cross currency interest rate swaps and foreign exchange swaps may be entered into to manage foreign exchange and interest rate exposures on USD denominated debt. Unrealized gains and losses on these instruments are partially offset by the unrealized foreign exchange losses and gains on the underlying debt.

For the three months ended March 31, 2026, we recognized a net unrealized loss on derivative instruments of $285.6 million. This consists of unrealized losses of $218.5 million on our European natural gas commodity derivative instruments, $149.3 million on our crude oil and liquids commodity derivative instruments, partially offset by unrealized gains of $41.9 million on our North America gas commodity derivative instruments, $30.1 million on our equity swaps and $10.5 million on rate swaps.

Unrealized foreign exchange gains or losses

As a result of Vermilion’s international operations, Vermilion has monetary assets and liabilities denominated in currencies other than the Canadian dollar. These monetary assets and liabilities include cash, receivables, payables, long-term debt, derivative instruments and intercompany loans. Unrealized foreign exchange gains and losses result from translating these monetary assets and liabilities from their underlying currency to the Canadian dollar.

In 2026, unrealized foreign exchange gains and losses primarily resulted from:

•	The translation of Euro and US dollar denominated intercompany loans to and from our international subsidiaries to Vermilion Energy Inc. An appreciation in the Euro and/or the US dollar against the Canadian dollar will result in an unrealized foreign exchange loss (and vice-versa). Under IFRS Accounting Standards, the offsetting foreign exchange loss or gain is recorded as a currency translation adjustment within other comprehensive income. As a result, consolidated comprehensive income reflects the offsetting of these translation adjustments while net (loss) earnings reflects only the parent company's side of the translation.
•	The translation of our USD denominated 2030 senior unsecured notes and USD denominated 2033 senior unsecured notes.
•	The translation of USD borrowings on our revolving credit facility. The unrealized foreign exchange gains or losses on these borrowings are offset by unrealized derivative gains or losses on associated USD-to-CAD cross currency interest rate swaps.

For the three months ended March 31, 2026, we recognized a net unrealized foreign exchange loss of $15.3 million, primarily driven by the effects of the US dollar strengthening 1.7% against the Canadian dollar on our US denominated debt, partially offset by the impact on our US dollar denominated intercompany loans.

Accretion

Accretion expense is recognized to update the present value of asset retirement obligations. For the three months ended March 31, 2026, accretion expense increased primarily due to the impact of the Euro and Australian dollar strengthening against the Canadian dollar partially offset by lower asset retirement obligation driven by dispositions in the prior year.

Depletion and depreciation

Depletion and depreciation expense is recognized to allocate the cost of capital assets over the useful life of the respective assets. Depletion and depreciation expense per unit of production is determined for each depletion unit (which are groups of assets within a specific production area that have similar economic lives) by dividing the sum of the net book value of capital assets and future development costs by total proved plus probable reserves.

Vermilion Energy Inc. ■ Page 31 ■ 2026 First Quarter Report

Fluctuations in depletion and depreciation expense are primarily the result of changes in produced crude oil and natural gas volumes, and changes in depletion and depreciation per unit. Fluctuations in depletion and depreciation per unit are the result of changes in reserves, depletable base (net book value of capital assets and future development costs), and relative production mix.

Depletion and depreciation on a per boe basis for the three months ended March 31, 2026 of $14.82 decreased from $19.13 in the same period of the prior year primarily due to decreases in the depletable base on impairment taken at the end of 2025 in Australia, Ireland and France, partially offset by higher production in Canada and reserve additions in 2025.

Deferred tax

Deferred tax assets arise when the tax basis of an asset exceeds its accounting basis (known as a deductible temporary difference). Conversely, deferred tax liabilities arise when the tax basis of an asset is less than its accounting basis (known as a taxable temporary difference). Deferred tax assets are recognized only to the extent that it is probable that there are future taxable profits against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rate that is expected to apply when the asset is realized, or the liability is settled.

As such, fluctuations in deferred tax expenses and recoveries primarily arise as a result of: changes in the accounting basis of an asset or liability without a corresponding tax basis change (e.g. when derivative assets and liabilities are marked-to-market or when accounting depletion differs from tax depletion), changes in available tax losses (e.g. if they are utilized to offset taxable income), changes in estimated future taxable profits resulting in a derecognition or recognition of deferred tax assets, and changes in enacted or substantively enacted tax rates.

The Company recorded a deferred tax recovery of $112.8 million on continuing operations for the three months ended March 31, 2026 compared to a deferred tax recovery of $12.9 million for the same period in the prior year. The deferred tax recovery was driven by the recognition of deferred tax assets in Ireland and Canada from increased valuation driven by forward pricing and on unrealized derivative losses.

For the three months ended March 31, 2026, the Company recorded a deferred tax recovery of $1.0 million on discontinued operations compared to deferred tax expense of $3.9 million for the same period in the prior year. The deferred tax recovery for the three months ended March 31, 2026 was driven by the depreciation recorded for the SA-07 block assets held for sale.

Financial Position Review

Balance sheet strategy

We regularly review whether our forecast of fund flows from operations is sufficient to finance planned capital expenditures, dividends, share buy-backs, and abandonment and reclamation expenditures. To the extent that fund flows from operations forecasts are not expected to be sufficient to fulfill such expenditures, we will evaluate our ability to finance any shortfall by reducing some or all categories of expenditures, with issuances of equity, and/or with debt (including borrowing using the unutilized capacity of our existing revolving credit facility). We have a long-term goal of maintaining a ratio of net debt to four quarter trailing fund flows from operations of approximately 1.0.

As at March 31, 2026, we have a ratio of net debt to four quarter trailing fund flows from operations of 1.4.

Net debt

Net debt is reconciled to long-term debt, as follows:

	As at
($M)	Mar 31, 2026	Dec 31, 2025
Long-term debt	1,254,333	1,243,397
Adjusted working capital (1)	41,208	96,091
Unrealized FX on swapped USD borrowings (2)	(2,974)	2,902
Net debt	1,292,567	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.4	1.4

Vermilion Energy Inc. ■ Page 32 ■ 2026 First Quarter Report

(1)	Adjusted working capital is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. It is defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above. Reconciliation to the primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of this document.
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At March 31, 2026, there was $203.4 million of USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

As at March 31, 2026, net debt decreased slightly to $1.29 billion (December 31, 2025 - $1.34 billion) primarily due to increased funds from continuing operations and the inclusion of the expected proceeds from the disposition of the SA-07 assets held for sale in Croatia. The decrease was partially offset by capital expenditures, asset retirement obligations settled during the quarter and the US dollar strengthening by 2% against the Canadian dollar on our US denominated notes.

The ratio of net debt to four quarter trailing fund flows from operations(1) remained flat at 1.4 as at March 31, 2026 (December 31, 2025 - 1.4) due to slightly lower four quarter trailing funds from continuing operations, mainly impacted by pricing, net of derivatives and lower net debt on inclusion of the expected proceeds on assets held for sale.

Long-term debt

The balances recognized on our balance sheet are as follows:

	As at
	Mar 31, 2026	Dec 31, 2025
Revolving credit facility	229,491	222,724
2030 senior unsecured notes	513,962	504,962
2033 senior unsecured notes	510,880	515,711
Long-term debt	1,254,333	1,243,397

Revolving credit facility

As at March 31, 2026, Vermilion had in place a bank revolving credit facility maturing May 25, 2029 with terms and outstanding positions as follows:

	As at
($M)	Mar 31, 2026	Dec 31, 2025
Total facility amount	1,350,000	1,350,000
Amount drawn	(229,491)	(222,724)
Letters of credit outstanding	(42,153)	(49,263)
Unutilized capacity	1,078,356	1,078,013

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. As at March 31, 2026, $229.5 million of the revolving credit facility was drawn (December 31, 2025 - $222.7 million).

Subsequent to March 31, 2026, the maturity date of the revolving credit facility was extended to May 30, 2030 with no other changes to the existing terms and conditions.

As at March 31, 2026, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Mar 31, 2026	Dec 31, 2025
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.17	1.14
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.21	0.21
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	8.77	8.44

Vermilion Energy Inc. ■ Page 33 ■ 2026 First Quarter Report

Our financial covenants include financial measures defined within our revolving credit facility agreement that are not defined under IFRS Accounting Standards. These financial measures are defined by our revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on our consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net (loss) earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

As at March 31, 2026 and December 31, 2025, Vermilion was in compliance with the above covenants.

Term loan

Concurrent with the completion of the Westbrick acquisition on February 26, 2025, Vermilion's credit facility agreement was amended to incorporate a new $450.0 million term loan (the “Term Loan”) which was immediately drawn. The Term Loan balance was repaid in full in 2025.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bore interest at a rate of 5.625% per annum and were paid semi-annually on March 15 and September 15. During the year ended December 31, 2024, Vermilion purchased $31.6 million of senior unsecured notes on the open market which were subsequently cancelled. The notes matured on March 15, 2025 and the balance was repaid in full.

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million of senior unsecured notes, priced at 99.241% of par. The notes bear interest at a rate of 6.875% per annum, to be paid semi-annually on May 1 and November 1. The notes mature on May 1, 2030. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

•	On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

2033 senior unsecured notes

On February 11, 2025 Vermilion closed a private offering of US $400.0 million of senior unsecured notes at par. The notes bear interest at a rate of 7.250% per annum, to be paid semi-annually on February 15 and August 15. The notes mature on February 15, 2033. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to February 15, 2028, Vermilion may redeem up to 40% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 107.250% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to February 15, 2028, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
•	On or after February 15, 2028, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.

Vermilion Energy Inc. ■ Page 34 ■ 2026 First Quarter Report

Year	Redemption price
2028	103.625%
2029	101.813%
2030 and thereafter	100.000%

During the three months ended March 31, 2026, Vermilion purchased $13.5 million of the 2033 senior unsecured notes at a rate of 99.0% on the open market which were subsequently cancelled.

Shareholders' capital

The following table outlines our dividend payment history:

Date	Frequency	Dividend per unit or share
April 2022 to July 2022	Quarterly	$0.06
August 2022 to March 2023	Quarterly	$0.08
April 2023 to March 2024	Quarterly	$0.10
April 2024 to March 2025	Quarterly	$0.12
April 2025 to March 2026	Quarterly	$0.13
April 2026 onwards	Quarterly	$0.135

The following table reconciles the change in shareholders’ capital:

Shareholders’ Capital	Shares ('000s)	Amount ($M)
Balance at January 1	152,950	3,871,914
Repurchase of shares	(350)	(8,955)
Balance at March 31	152,600	3,862,959

As at March 31, 2026, there were approximately 4.9 million equity based compensation awards outstanding. As at May 5, 2026, there were approximately 153.2 million common shares issued and outstanding.

On July 9, 2025, the Toronto Stock Exchange approved the Company's notice of intention to renew its normal course issuer bid ("the NCIB"). The NCIB renewal allows Vermilion to purchase up to 15,259,187 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2025 and ending July 11, 2026. Common shares purchased under the NCIB will be cancelled.

In the first quarter of 2026, Vermilion purchased 0.3 million common shares under the NCIB for total consideration of $4.7 million. The common shares purchased under the NCIB were cancelled.

Subsequent to March 31, 2026, Vermilion purchased and cancelled 0.1 million shares under the NCIB for total consideration of $1.3 million.

Vermilion Energy Inc. ■ Page 35 ■ 2026 First Quarter Report

Asset Retirement Obligations

As at March 31, 2026, asset retirement obligations were $1.1 billion compared to $1.0 billion as at December 31, 2025. The increase in asset retirement obligations is primarily attributable to changes in rates. The credit spread decreased to 3.1% at March 31, 2026 compared to 4.4% at December 31, 2025, primarily due to a higher expected cost of borrowing.

The present value of the obligation is calculated using a credit-adjusted risk-free rate, calculated using a credit spread added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

The risk-free rates and credit spread used as inputs to discount the obligations were as follows:

	Mar 31, 2026	Dec 31, 2025	Change
Credit spread added to below noted risk-free rates	3.1%	4.4%	(1.3) %
Country specific risk-free rate
Canada	3.9%	3.9%	— %
France	4.6%	4.5%	0.1%
Netherlands	3.7%	3.2%	0.5%
Germany	3.5%	3.4%	0.1%
Ireland	3.4%	3.2%	0.2%
Australia	5.2%	4.9%	0.3%
Central and Eastern Europe	5.2%	4.8%	0.4%

Current cost estimates are inflated to the estimated time of abandonment using inflation rates of between 1.4% and 3.5% (as at December 31, 2025 - between 1.4% and 3.5%).

Risks and Uncertainties

Vermilion is exposed to various market and operational risks. For a discussion of these risks, please see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2025 available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis and as a result may change from period to period due to the availability of new information or changes in circumstances. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions. There have been no material changes to our critical accounting estimates used in applying accounting policies for the three months ended March 31, 2026. Further information, including a discussion of critical accounting estimates, can be found in the notes to the Consolidated Financial Statements and annual MD&A for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

Off Balance Sheet Arrangements

We have not entered into any guarantee or off balance sheet arrangements that would materially impact our financial position or results of operations.

Internal Control Over Financial Reporting

There has been no change in Vermilion’s internal control over financial reporting ("ICFR") during the period covered by this MD&A that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Vermilion Energy Inc. ■ Page 36 ■ 2026 First Quarter Report

Recently Adopted Accounting Pronouncements

Amendments to IFRS 9 - Financial Instruments and IFRS 7 Financial Instruments: Disclosure

On January 1, 2026, Vermilion adopted the amendments to IFRS 9 - Financial Instruments and IFRS 7 Financial Instruments: Disclosure, as issued by the international Accounting Standards Board ("IASB") that contained guidance related to settling financial liabilities using an electronic payment system and assessing contractual cash flow characteristics of financial assets. There was no impact to Vermilion's financial statements.

Vermilion did not adopt any new accounting pronouncements as at March 31, 2026 that would have a material impact on the Consolidated Interim Financial Statements.

Regulatory Pronouncements Not Yet Adopted

Issuance of IFRS Sustainability Standards - IFRS S1 "General Requirements for Disclosure of Sustainability-related Financial Information" and IFRS S2 "Climate-related Disclosures" and European Corporate Sustainability Reporting Directive (CSRD)

In June 2023, the International Sustainability Standards Board (ISSB) issued its inaugural standards – IFRS S1 and IFRS S2, and is currently discussing its approach to nature-related disclosure. In March 2026, the European Corporate Sustainability Reporting Directive's Omnibus 1 entered into force.

The Canadian Sustainability Standards Board has issued Canada-specific version of IFRS S1 and S2 as Canadian Sustainability Disclosure Standards 1 and 2. While Canadian securities regulators have not mandated these standards, they have referenced them as a useful voluntary disclosure framework for sustainability and climate-related disclosure, and noted that securities legislation already requires issuers to disclose material climate-related risks. Australia has mandated the Australian version of IFRS S2 as Australian Accounting Standards Board S2 with mandatory disclosure for Vermilion in 2025, reporting in 2026. Under the Omnibus, Vermilion may be required to report as a non-EU parent company; however, the regulations for this reporting are not yet finalized. Vermilion's reporting date is currently projected as 2029 for the 2028 fiscal year, depending on EU subsidiary revenue for fiscal years 2026 and 2027. Vermilion is continuing to review the impact of the standards on its financial reporting.

IFRS 18 “Presentation and Disclosure in Financial Statements issued”

In April 2024, the IASB issued the new accounting standard, IFRS 18 'Presentation and Disclosure in Financial Statements'. IFRS 18 will replace IAS 1 'Presentation of Financial Statements' and provides a defined structure to the statement of net earnings (loss) and comprehensive income and related disclosure requirements. Key changes include a new operating profit subtotal and require income and expenses to be classified into operating, investing, and financing categories, based on the entity’s main business activities. The new standard is effective for annual reporting periods beginning on or after January 1, 2027 and is required to be adopted retrospectively. Vermilion is currently reviewing income and expense classifications, management-defined performance measures, and contractual arrangements to assess the impact the standard will have on the consolidated financial statements.

Disclosure Controls and Procedures

Our officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with our filings. As of March 31, 2026, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded and certified that our disclosure controls and procedures are effective.

Vermilion Energy Inc. ■ Page 37 ■ 2026 First Quarter Report

Supplemental Table 1: Operating Netbacks

The following table includes financial statement information on a per unit basis by business unit. Liquids includes crude oil, condensate, and NGLs. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Q1 2026			Q1 2025
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe
Continuing Operations
Canada
Sales	62.14	2.94	29.40	65.76	2.77	31.26
Royalties	(6.61)	(0.11)	(2.23)	(7.95)	(0.27)	(3.51)
Transportation	(4.65)	(0.27)	(2.42)	(5.63)	(0.33)	(3.06)
Operating	(13.89)	(0.65)	(6.55)	(17.08)	(0.71)	(8.07)
Operating netback	36.99	1.91	18.20	35.10	1.46	16.62
General and administration (1)			(0.83)			(3.33)
Corporate income taxes ($/boe)			(0.22)			(0.08)
Fund flows from operations ($/boe)			17.15			13.21

France
Sales	111.08	—	111.08	103.78	—	103.78
Royalties	(12.31)	—	(12.31)	(12.69)	—	(12.69)
Transportation	(13.32)	—	(13.32)	(9.31)	—	(9.31)
Operating	(28.03)	—	(28.03)	(27.27)	—	(27.27)
Operating netback	57.42	—	57.42	54.51	—	54.51
General and administration			(8.52)			(6.13)
Current income taxes			(0.82)			(0.81)
Fund flows from operations ($/boe)			48.08			47.57

Netherlands
Sales	85.53	14.68	88.04	107.21	19.77	118.54
Royalties	—	—	—	—	—	(0.03)
Operating	(46.05)	(4.33)	(26.10)	(31.19)	(4.42)	(26.56)
Operating netback	39.48	10.35	61.94	76.02	15.35	91.95
General and administration			(3.40)			(3.66)
Current income taxes			(16.68)			(31.34)
Fund flows from operations ($/boe)			41.86			56.95

Germany
Sales	110.47	15.52	98.65	103.94	19.17	111.23
Royalties	(2.36)	(1.39)	(6.46)	(2.59)	(1.01)	(4.88)
Transportation	(10.51)	(0.73)	(6.34)	(17.55)	(0.74)	(8.90)
Operating	(28.18)	(3.89)	(24.89)	(29.66)	(5.45)	(31.65)
Operating netback	69.42	9.51	60.96	54.14	11.97	65.80
General and administration			(6.03)			(6.43)
Current income taxes			(5.31)			(12.79)
Fund flows from operations ($/boe)			49.62			46.58

Ireland
Sales	—	18.08	108.50	—	21.19	127.21
Transportation	—	(0.47)	(2.82)	—	(0.46)	(2.77)
Operating	—	(2.94)	(17.61)	—	(2.99)	(17.94)
Operating netback	—	14.67	88.07	—	17.74	106.50
General and administration			(1.58)			(2.11)
Current income taxes			(0.22)			(0.24)
Fund flows from operations ($/boe)			86.27			104.15

Vermilion Energy Inc. ■ Page 38 ■ 2026 First Quarter Report

	Q1 2026			Q1 2025
	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe
Australia
Sales	102.34	—	102.34	124.40	—	124.40
Operating	(107.60)	—	(107.60)	(60.46)	—	(60.46)
PRRT (2)	—	—	—	(12.18)	—	(12.18)
Operating netback	(5.26)	—	(5.26)	51.76	—	51.76
General and administration			(4.52)			(4.80)
Current income taxes			—			(0.59)
Fund flows from operations ($/boe)			(9.78)			46.37

Central and Eastern Europe
Sales	13.04	14.14	84.61	96.15	20.43	122.54
Royalties	—	(4.06)	(24.29)	—	(2.49)	(14.89)
Operating	—	(1.96)	(12.68)	—	(1.20)	(7.21)
Operating netback	13.04	8.12	47.64	96.15	16.74	100.44
General and administration			(19.00)			(10.74)
Current income taxes			(4.35)			(3.14)
Fund flows from operations ($/boe)			24.29			86.56

Discontinued Operations
United States
Sales	—	—	—	85.82	4.35	71.57
Royalties	—	—	—	(23.98)	(1.21)	(19.99)
Transportation	—	—	—	(0.45)	—	(0.34)
Operating	—	—	—	(22.83)	(1.20)	(19.10)
Operating netback	—	—	—	38.56	1.94	32.14
General and administration			—			(5.15)
Fund flows from operations ($/boe)			—			26.99

Canada - Saskatchewan
Sales	—	—	—	88.81	2.18	77.59
Royalties	—	—	—	(17.54)	2.76	(12.49)
Transportation	—	—	—	(3.17)	(0.28)	(2.95)
Operating	—	—	—	(25.21)	(0.49)	(21.91)
Operating netback	—	—	—	42.89	4.17	40.24
General and administration			—			(3.14)
Fund flows from operations ($/boe)			—			37.10

Total Company
Sales	75.33	5.41	44.96	84.15	7.80	61.71
Realized hedging gain	(4.20)	(0.04)	(1.39)	0.42	0.29	1.21
Royalties	(6.54)	(0.20)	(2.74)	(11.26)	(0.24)	(5.35)
Transportation	(5.81)	(0.29)	(2.92)	(5.47)	(0.33)	(3.38)
Operating	(20.87)	(1.49)	(12.42)	(20.82)	(1.96)	(15.38)
PRRT (2)	—	—	—	(0.82)	—	(0.33)
Operating netback	37.91	3.39	25.49	46.20	5.56	38.48
General and administration			(1.76)			(3.75)
Interest expense			(2.34)			(3.58)
Realized foreign exchange gain			(0.05)			0.27
Realized other income (expense)			0.01			(1.57)
Corporate income taxes			(1.02)			(2.07)
Fund flows from operations ($/boe)			20.33			27.78
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Vermilion considers Australian PRRT to be an operating item and, accordingly, has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

Vermilion Energy Inc. ■ Page 39 ■ 2026 First Quarter Report

Supplemental Table 2: Hedges

The prices in these tables may represent the weighted averages for several contracts with foreign currency amounts translated to the disclosure currency using forward rates as at the month-end date. The weighted average price for the portfolio of options listed below may not have the same payoff profile as the individual contracts. As such, the presentation of the weighted average prices is purely for indicative purposes.

The following tables outline Vermilion’s outstanding risk management positions as at March 31, 2026:

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
AECO
Q2 2026	mcf	CAD	4,739	3.17	4,739	4.22	—	—	151,651	3.12	—	—
Q3 2026	mcf	CAD	4,739	3.17	4,739	4.22	—	—	151,651	3.12	—	—
Q4 2026	mcf	CAD	39,304	2.76	39,304	4.57	—	—	113,944	3.24	—	—
Q1 2027	mcf	CAD	52,130	2.71	52,130	4.61	—	—	99,521	3.16	—	—
Q2 2027	mcf	CAD	—	—	—	—	—	—	127,955	2.88	—	—
Q3 2027	mcf	CAD	—	—	—	—	—	—	127,955	2.88	—	—
Q4 2027	mcf	CAD	37,707	2.37	37,707	4.40	—	—	102,818	3.02	—	—
Q1 2028	mcf	CAD	56,869	2.37	56,869	4.40	—	—	28,435	3.15	—	—
Q2 2028	mcf	CAD	—	—	—	—	—	—	18,956	2.43	—	—
Q3 2028	mcf	CAD	—	—	—	—	—	—	18,956	2.43	—	—
Q4 2028	mcf	CAD	—	—	—	—	—	—	6,387	2.43	—	—
NYMEX Henry Hub
Q2 2026	mcf	USD	24,000	4.00	24,000	4.00	—	—	—	—	—	—
Q3 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q4 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q1 2027	mcf	USD	—	—	—	—	—	—	24,000	4.00	—	—
Q2 2027	mcf	USD	—	—	—	—	—	—	24,000	4.00	—	—
Q3 2027	mcf	USD	—	—	—	—	—	—	24,000	4.00	—	—
Q4 2027	mcf	USD	—	—	—	—	—	—	24,000	4.00	—	—
Q1 2028	mcf	USD	—	—	24,000	6.00	—	—	—	—	—	—
Q2 2028	mcf	USD	—	—	24,000	6.00	—	—	—	—	—	—
Q3 2028	mcf	USD	—	—	24,000	6.00	—	—	—	—	—	—
Q4 2028	mcf	USD	—	—	24,000	6.00	—	—	—	—	—	—
TTF
Q2 2026	mcf	EUR	27,980	8.00	27,980	13.26	24,567	3.00	25,796	10.00	—	—
Q3 2026	mcf	EUR	26,785	8.00	26,785	12.84	24,567	3.00	23,338	9.00	—	—
Q4 2026	mcf	EUR	34,736	8.00	34,736	14.08	28,253	3.00	17,197	9.00	—	—
Q1 2027	mcf	EUR	28,253	7.43	28,253	11.66	28,253	2.93	9,827	9.87	—	—
Q2 2027	mcf	EUR	—	—	2,457	7.74	—	—	25,523	8.69	—	—
Q3 2027	mcf	EUR	—	—	2,457	7.74	—	—	25,523	8.69	—	—
Q4 2027	mcf	EUR	—	—	2,457	7.74	—	—	25,523	8.69	—	—
Q1 2028	mcf	EUR	—	—	—	—	—	—	14,740	7.43	—	—
WTI
Q2 2026	bbl	USD	11,000	62.73	12,500	69.91	11,000	50.70	7,000	63.00	500	62.00
Q3 2026	bbl	USD	11,000	62.82	11,000	71.29	11,000	50.80	1,000	63.00	—	—
Q4 2026	bbl	USD	11,000	62.82	11,000	71.29	11,000	51.00	1,000	62.50	—	—
Q1 2027	bbl	USD	4,000	62.50	4,000	70.30	4,000	53.00	—	—	—	—
Q2 2027	bbl	USD	4,000	62.50	4,000	70.30	4,000	53.00	—	—	—	—
Q3 2027	bbl	USD	4,000	67.75	4,000	79.59	4,000	58.00	—	—	—	—
Q4 2027	bbl	USD	4,000	67.75	4,000	79.59	4,000	58.00	—	—	—	—

Vermilion Energy Inc. ■ Page 40 ■ 2026 First Quarter Report

	Unit	Currency	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price	Daily Bought Swap Volume	Weighted Average Bought Swap Price
Dated Brent
Q3 2026	bbl	USD	2,000	66.50	2,000	74.38	2,000	56.50	—	—	—	—
Q4 2026	bbl	USD	2,000	66.50	2,000	74.38	2,000	56.50	—	—	—	—
Q1 2027	bbl	USD	3,000	67.17	3,000	77.33	3,000	57.17	—	—	—	—
Q2 2027	bbl	USD	3,000	67.17	3,000	77.33	3,000	57.17	—	—	—	—
Q3 2027	bbl	USD	3,000	70.67	3,000	84.14	3,000	60.67	—	—	—	—
Q4 2027	bbl	USD	3,000	70.67	3,000	84.14	3,000	60.67	—	—	—	—
C5-WTI Differential
Q2 2026	bbl	USD	—	—	—	—	—	—	659	0.05	—	—
Conway
Q2 2026	bbl	USD	—	—	—	—	—	—	1,000	31.13	—	—
FEI
Q2 2026	bbl	USD	—	—	—	—	—	—	500	48.30	—	—
Q3 2026	bbl	USD	—	—	—	—	—	—	500	45.72	—	—

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Apr 2027	20.9788	CAD	1,650,000
Swap	Jan 2020 - Jul 2027	22.4587	CAD	1,500,000

Foreign Exchange		Period	Monthly Bought Put Amount		Weighted Average Bought Put Price	Monthly Sold Call Amount		Weighted Average Sold Call Price	Monthly Sold Swap Amount	Weighted Average Sold Swap Price
Collar	Sell USD, Buy CAD	Apr - Jun 2026	11,000,000	USD	1.3500	11,000,000	USD	1.4403	—	—
Collar	Sell USD, Buy CAD	Apr - Dec 2026	2,000,000	USD	1.3500	2,000,000	USD	1.4355	—	—

Cross Currency Interest Rate		Receive Notional Amount		Receive Rate	Pay Notional Amount		Pay Rate
Swap	Feb 2033	250,000,000	USD	7.250%	357,870,000	CAD	6.099%
Swap	Mar - Apr 2026	145,879,871	USD	SOFR + 2.350%	200,000,000	CAD	CORRA + 2.269%

The following sold option instruments allow the counterparties, at the specified date, to enter into a derivative instrument contract with Vermilion at the detailed terms:

Period if Option Exercised	Unit	Currency	Option Expiration Date	Daily Bought Put Volume	Weighted Average Bought Put Price	Daily Sold Call Volume	Weighted Average Sold Call Price	Daily Sold Put Volume	Weighted Average Sold Put Price	Daily Sold Swap Volume	Weighted Average Sold Swap Price
WTI
Jul 2026 - Dec 2026	bbl	USD	30-Jun-2026	—	—	—	—	—	—	1,000	70.00
Jul 2026 - Jun 2027	bbl	USD	30-Jun-2026	—	—	—	—	—	—	2,000	70.00
Jan 2027 - Dec 2027	bbl	USD	30-Sep-2026	—	—	—	—	—	—	1,000	70.00
TTF
Jan 2027 - Dec 2027	mcf	EUR	30-Jun-2026	—	—	—	—	—	—	2,457	10.26
Jan 2027 - Dec 2027	mcf	EUR	31-Dec-2026	—	—	—	—	—	—	4,913	10.26
Apr 2027 - Dec 2027	mcf	EUR	30-Sep-2026	—	—	—	—	—	—	4,913	10.26
Jan 2028 - Dec 2028	mcf	EUR	30-Sep-2027	—	—	—	—	—	—	4,913	8.79
Jan 2028 - Dec 2028	mcf	EUR	24-Dec-2027	—	—	—	—	—	—	4,913	8.79
Jan 2028 - Dec 2028	mcf	EUR	30-Dec-2027	—	—	—	—	—	—	4,913	8.06

Vermilion Energy Inc. ■ Page 41 ■ 2026 First Quarter Report

Supplemental Table 3: Capital Expenditures and Acquisitions

By classification ($M)	Q1 2026	Q1 2025
Drilling and development	134,146	167,464
Exploration and evaluation	434	14,655
Capital expenditures	134,580	182,119

Acquisitions ($M)	Q1 2026	Q1 2025
Acquisitions, net of cash acquired	6,035	1,084,456
Shares issued for acquisition	—	13,363
Acquired working capital deficit	—	23,179
Acquisitions	6,035	1,120,998

By category ($M)	Q1 2026	Q1 2025
Drilling, completion, new well equip and tie-in, workovers and recompletions	116,291	117,696
Production equipment and facilities	14,955	55,300
Seismic, studies, land and other	3,334	9,123
Capital expenditures	134,580	182,119
Acquisitions	6,035	1,120,998
Total capital expenditures and acquisitions	140,615	1,303,117

Capital expenditures by country ($M)	Q1 2026	Q1 2025
Canada	113,897	120,152
France	6,978	6,756
Netherlands	2,707	7,747
Germany	3,274	25,235
Ireland	1,970	328
Australia	5,601	9,702
Central and Eastern Europe	(35)	1,170
Capital expenditures on continuing operations	134,392	171,090

Canada	—	5,491
United States	—	5,167
Central and Eastern Europe	188	371
Capital expenditures on discontinued operations	188	11,029
Capital expenditures	134,580	182,119

Acquisitions by country ($M)	Q1 2026	Q1 2025
Canada	6,035	1,120,998
Acquisitions	6,035	1,120,998

Vermilion Energy Inc. ■ Page 42 ■ 2026 First Quarter Report

Supplemental Table 4: Production

	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23
Continuing Operations
Canada
Light and medium crude oil (bbls/d)	5,592	5,494	6,092	5,812	4,136	4,102	4,843	4,288	3,252	3,294	3,572	869
Condensate (1) (bbls/d)	8,708	8,230	7,804	8,366	5,768	3,546	3,338	3,595	3,815	3,696	4,046	3,194
Other NGLs (1) (bbls/d)	12,044	12,099	10,579	11,072	7,695	4,980	5,715	5,374	5,200	5,390	5,333	4,215
NGLs (bbls/d)	20,752	20,329	18,383	19,438	13,463	8,526	9,053	8,969	9,015	9,086	9,379	7,409
Conventional natural gas (mmcf/d)	440.41	391.39	367.34	394.06	249.02	151.64	148.38	148.37	140.93	148.20	150.97	141.80
Total (boe/d)	99,746	91,053	85,698	90,926	59,104	37,898	38,625	37,987	35,753	37,081	38,113	31,912

France
Light and medium crude oil (bbls/d)	6,729	6,985	6,811	6,827	6,810	7,083	7,115	7,246	7,308	7,395	7,578	7,788
Total (boe/d)	6,729	6,985	6,811	6,827	6,810	7,083	7,115	7,246	7,308	7,395	7,578	7,788

Netherlands
Condensate (1) (bbls/d)	22	45	27	35	34	44	39	51	165	119	39	61
NGLs (bbls/d)	22	45	27	35	34	44	39	51	165	119	39	61
Conventional natural gas (mmcf/d)	23.15	25.20	20.12	22.25	23.91	24.20	25.06	26.84	31.02	32.06	24.32	27.28
Total (boe/d)	3,880	4,245	3,381	3,744	4,020	4,078	4,216	4,524	5,336	5,462	4,091	4,607

Germany
Light and medium crude oil (bbls/d)	1,593	1,650	1,717	1,731	1,512	1,596	1,598	1,698	1,722	1,775	1,713	1,715
Conventional natural gas (mmcf/d)	25.91	28.61	26.21	25.49	21.05	21.71	21.41	18.41	22.87	19.62	20.29	22.05
Total (boe/d)	5,912	6,419	6,086	5,979	5,020	5,215	5,167	4,766	5,533	5,046	5,095	5,391

Ireland
Conventional natural gas (mmcf/d)	44.54	47.04	48.83	47.75	52.92	55.32	59.06	57.70	60.34	64.04	47.96	67.51
Total (boe/d)	7,423	7,840	8,139	7,959	8,820	9,220	9,844	9,616	10,057	10,673	7,993	11,251

Australia
Light and medium crude oil (bbls/d)	1,045	2,941	3,693	3,460	3,477	3,778	2,040	3,713	4,264	4,715	1,204	—
Total (boe/d)	1,045	2,941	3,693	3,460	3,477	3,778	2,040	3,713	4,264	4,715	1,204	—

Central and Eastern Europe
Conventional natural gas (mmcf/d)	5.28	10.22	13.13	9.90	7.24	11.21	11.13	0.69	0.29	0.54	0.05	0.30
Total (boe/d)	881	1,707	2,189	1,654	1,208	1,869	1,855	122	48	90	8	50

Vermilion Energy Inc. ■ Page 43 ■ 2026 First Quarter Report

	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23
Discontinued Operations
United States
Light and medium crude oil (bbls/d)	—	3	1,151	2,977	2,261	2,449	2,909	3,817	3,483	3,187	4,404	3,349
Condensate (1) (bbls/d)	—	9	4	12	19	34	12	27	29	27	15	22
Other NGLs (1) (bbls/d)	—	39	308	792	795	848	1,064	988	1,078	1,131	1,124	1,025
NGLs (bbls/d)	—	48	312	804	814	882	1,076	1,015	1,107	1,158	1,139	1,047
Conventional natural gas (mmcf/d)	—	0.11	2.83	5.83	5.78	5.88	7.08	7.27	8.23	7.49	7.25	7.23
Total (boe/d)	—	70	1,934	4,752	4,039	4,311	5,164	6,044	5,962	5,593	6,751	5,601

Canada - Saskatchewan
Light and medium crude oil (bbls/d)	—	44	862	7,961	8,039	7,512	7,682	8,180	8,397	8,320	8,482	12,032
Condensate (1) (bbls/d)	—	—	36	266	328	182	260	258	260	338	364	312
Other NGLs (1) (bbls/d)	—	1	98	792	677	784	768	834	768	891	887	1,298
NGLs (bbls/d)	—	1	134	1,058	1,005	966	1,028	1,092	1,028	1,229	1,251	1,610
Conventional natural gas (mmcf/d)	—	0.02	0.80	10.09	9.44	9.63	8.62	10.11	10.91	11.96	12.97	17.46
Total (boe/d)	—	48	1,131	10,701	10,617	10,084	10,147	10,956	11,244	11,542	11,894	16,552
Consolidated
Light and medium crude oil (bbls/d)	14,962	17,117	20,326	28,768	26,235	26,521	26,188	28,948	28,426	28,685	26,952	25,753
Condensate (1) (bbls/d)	8,730	8,284	7,871	8,681	6,151	3,806	3,649	3,931	4,269	4,180	4,463	3,589
Other NGLs (1) (bbls/d)	12,044	12,140	10,985	12,656	9,167	6,612	7,547	7,196	7,046	7,412	7,344	6,538
NGLs (bbls/d)	20,774	20,424	18,856	21,337	15,318	10,418	11,196	11,127	11,315	11,592	11,807	10,127
Conventional natural gas (mmcf/d)	539.29	502.60	479.28	515.38	369.36	279.59	280.73	269.39	274.59	283.91	263.80	283.63
Total (boe/d)	125,618	121,308	119,062	136,002	103,115	83,536	84,173	84,974	85,505	87,597	82,727	83,152

	YTD 2026	2025	2024	2023	2022	2021
Continuing Operations
Canada
Light and medium crude oil (bbls/d)	5,592	5,389	4,124	558	2,713	2,136
Condensate (1) (bbls/d)	8,708	7,550	3,573	3,761	4,280	4,475
Other NGLs (1) (bbls/d)	12,044	10,374	5,317	4,981	5,772	5,857
NGLs (bbls/d)	20,752	17,924	8,890	8,742	10,052	10,332
Conventional natural gas (mmcf/d)	440.41	350.89	147.35	144.26	130.44	122.90
Total (boe/d)	99,746	81,794	37,570	33,344	34,505	32,951

France
Light and medium crude oil (bbls/d)	6,729	6,859	7,188	7,584	7,639	8,799
Total (boe/d)	6,729	6,859	7,188	7,584	7,639	8,799

Netherlands
Light and medium crude oil (bbls/d)	—	—	—	—	—	3
Condensate (1) (bbls/d)	22	35	75	71	66	97
NGLs (bbls/d)	22	35	75	71	66	97
Conventional natural gas (mmcf/d)	23.15	22.87	26.77	28.18	32.66	43.40
Total (boe/d)	3,880	3,847	4,536	4,768	5,510	7,334

Germany
Light and medium crude oil (bbls/d)	1,593	1,653	1,653	1,654	1,435	1,044
Conventional natural gas (mmcf/d)	25.91	25.36	21.10	21.93	26.18	15.81
Total (boe/d)	5,912	5,880	5,170	5,310	5,798	3,679

Ireland
Conventional natural gas (mmcf/d)	44.54	49.12	58.10	51.12	27.48	29.25
Total (boe/d)	7,423	8,187	9,683	8,520	4,579	4,875

Vermilion Energy Inc. ■ Page 44 ■ 2026 First Quarter Report

	YTD 2026	2025	2024	2023	2022	2021
Australia
Light and medium crude oil (bbls/d)	1,045	3,392	3,446	1,492	3,995	3,810
Total (boe/d)	1,045	3,392	3,446	1,492	3,995	3,810

Central and Eastern Europe
Conventional natural gas (mmcf/d)	5.28	10.14	5.86	0.38	0.57	0.31
Total (boe/d)	883	1,692	978	63	95	51

Discontinued Operations
United States
Light and medium crude oil (bbls/d)	—	1,591	3,162	3,445	2,908	2,597
Condensate (1) (bbls/d)	—	11	25	21	34	8
Other NGLs (1) (bbls/d)	—	481	994	1,076	1,066	1,146
NGLs (bbls/d)	—	492	1,019	1,097	1,100	1,154
Conventional natural gas (mmcf/d)	—	3.62	7.11	7.28	7.20	6.84
Total (boe/d)	—	2,686	5,367	5,754	5,207	4,890

Canada - Saskatchewan
Light and medium crude oil (bbls/d)	—	4,195	7,941	12,735	14,117	14,818
Condensate (1) (bbls/d)	—	156	240	405	341	356
Other NGLs (1) (bbls/d)	—	389	789	1,239	1,123	1,322
NGLs (bbls/d)	—	545	1,029	1,644	1,464	1,678
Conventional natural gas (mmcf/d)	—	5.05	9.81	16.68	13.66	15.13
Total (boe/d)	—	5,582	10,605	17,159	17,859	19,017

Consolidated
Light and medium crude oil (bbls/d)	14,962	23,079	27,514	27,469	32,809	33,208
Condensate (1) (bbls/d)	8,730	7,753	3,913	4,258	4,721	4,936
Other NGLs (1) (bbls/d)	12,044	11,244	7,100	7,296	7,961	8,325
NGLs (bbls/d)	20,774	18,997	11,013	11,554	12,682	13,261
Conventional natural gas (mmcf/d)	539.29	467.06	276.10	269.83	238.18	233.64
Total (boe/d)	125,618	119,919	84,543	83,994	85,187	85,408
(1)	Under National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities", disclosure of production volumes should include segmentation by product type as defined in the instrument. This table provides a reconciliation from "crude oil and condensate", "NGLs" and "natural gas" to the product types. In this report, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas". Production volumes reported are based on quantities as measured at the first point of sale.

Vermilion Energy Inc. ■ Page 45 ■ 2026 First Quarter Report

Supplemental Table 5: Operational and Financial Data by Core Region

Production volumes (1)

	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23
Continuing operations:
Canada
Crude oil and condensate (bbls/d)	14,300	13,726	13,894	14,178	9,904	7,648	8,181	7,883	7,067	6,990	7,618	4,063
NGLs (bbls/d)	12,044	12,099	10,579	11,072	7,695	4,980	5,715	5,374	5,200	5,390	5,333	4,215
Natural gas (mmcf/d)	440.40	391.39	367.34	394.06	249.02	151.64	148.38	148.37	140.93	148.20	150.97	141.80
Total (boe/d)	99,746	91,056	85,696	90,926	59,104	37,898	38,625	37,987	35,753	37,081	38,113	31,912
International
Crude oil and condensate (bbls/d)	9,389	11,621	12,248	12,055	11,835	12,502	10,792	12,714	13,459	14,004	10,534	9,564
Natural gas (mmcf/d)	98.88	111.07	108.29	105.39	105.12	112.44	116.66	103.64	114.52	116.27	92.61	117.14
Total (boe/d)	25,870	30,137	30,299	29,623	29,355	31,243	30,237	29,987	32,546	33,381	25,969	29,087
Discontinued operations:
Crude oil and condensate (bbls/d)	—	56	2,052	11,216	10,647	10,177	10,863	12,282	12,169	11,872	13,265	15,715
NGLs (bbls/d)	—	40	406	1,584	1,472	1,632	1,832	1,822	1,846	2,022	2,011	2,323
Natural gas (mmcf/d)	—	0.13	3.63	15.93	15.22	15.51	15.70	17.38	19.14	19.45	20.22	24.69
Total (boe/d)	—	117	3,065	15,452	14,656	14,395	15,311	17,000	17,206	17,135	18,645	22,153
Consolidated
Crude oil and condensate (bbls/d)	23,692	25,401	28,197	37,449	32,386	30,327	29,837	32,879	32,695	32,866	31,416	29,341
NGLs (bbls/d)	12,044	12,140	10,985	12,656	9,167	6,612	7,547	7,196	7,046	7,412	7,344	6,538
Natural gas (mmcf/d)	539.29	502.60	479.28	515.38	369.36	279.59	280.73	269.39	274.59	283.92	263.80	283.63
Total (boe/d)	125,618	121,308	119,062	136,002	103,115	83,536	84,173	84,974	85,505	87,597	82,727	83,152
(1)	Please refer to Supplemental Table 4 "Production" for disclosure by product type.

Sales volumes

	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23
Continuing operations:
Canada
Crude oil and condensate (bbls/d)	14,300	13,726	13,894	14,178	9,904	7,648	8,181	7,883	7,067	6,990	7,618	4,063
NGLs (bbls/d)	12,044	12,099	10,579	11,072	7,695	4,980	5,715	5,374	5,200	5,390	5,333	4,215
Natural gas (mmcf/d)	440.40	391.39	367.34	394.06	249.02	151.64	148.38	148.37	140.93	148.20	150.97	141.80
Total (boe/d)	99,746	91,056	85,696	90,926	59,104	37,898	38,625	37,987	35,753	37,081	38,113	31,912
International
Crude oil and condensate (bbls/d)	10,641	12,168	14,018	10,344	11,145	11,360	12,580	11,998	15,938	9,221	9,950	10,302
Natural gas (mmcf/d)	98.88	111.07	108.29	105.39	105.12	112.44	116.66	103.64	114.52	116.27	92.61	117.14
Total (boe/d)	27,121	30,681	32,069	27,911	28,668	30,101	32,024	29,271	35,026	28,598	25,386	29,824
Discontinued operations:
Crude oil and condensate (bbls/d)	—	56	2,052	11,216	10,647	10,177	10,863	12,282	12,169	11,872	13,265	15,715
NGLs (bbls/d)	—	40	406	1,584	1,472	1,632	1,832	1,822	1,846	2,022	2,011	2,323
Natural gas (mmcf/d)	—	0.13	3.63	15.93	15.22	15.51	15.70	17.38	19.14	19.45	20.22	24.69
Total (boe/d)	—	117	3,065	15,452	14,656	14,395	15,311	17,000	17,206	17,135	18,645	22,153
Consolidated
Crude oil and condensate (bbls/d)	24,941	25,946	29,968	35,738	31,698	29,185	31,624	32,163	35,174	28,083	30,833	30,080
NGLs (bbls/d)	12,044	12,140	10,985	12,656	9,167	6,612	7,547	7,196	7,046	7,412	7,344	6,538
Natural gas (mmcf/d)	539.29	502.60	479.28	515.38	369.36	279.59	280.73	269.39	274.59	283.92	263.80	283.63
Total (boe/d)	126,867	121,852	120,833	134,290	102,427	82,394	85,960	84,258	87,985	82,814	82,144	83,889
Vermilion Energy Inc. ■ Page 46 ■ 2026 First Quarter Report

Financial results

	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23
Continuing operations:
Canada
Crude oil and condensate sales ($/bbl)	95.10	78.32	85.25	83.86	91.67	93.50	94.81	101.35	89.71	99.69	94.82	156.65
NGL sales ($/bbl)	23.00	20.99	22.63	23.37	29.75	27.76	25.96	27.93	31.21	30.77	27.34	26.83
Natural gas sales ($/mcf)	2.94	2.60	1.37	2.25	2.77	1.99	0.97	1.31	2.11	2.64	2.47	2.33
Sales ($/boe)	29.40	25.75	22.51	25.67	31.26	30.81	28.11	30.60	31.01	34.46	33.20	35.09
Royalties ($/boe)	(2.23)	(2.14)	(1.39)	(1.97)	(3.51)	(1.96)	(3.22)	(2.83)	(3.42)	(3.98)	(3.39)	(2.31)
Transportation ($/boe)	(2.42)	(2.66)	(2.96)	(2.77)	(3.06)	(3.42)	(3.46)	(3.07)	(2.47)	(2.56)	(2.04)	(1.43)
Operating ($/boe)	(6.55)	(6.49)	(6.97)	(7.55)	(8.07)	(11.10)	(8.88)	(11.98)	(10.39)	(9.47)	(11.12)	(7.80)
General and administration ($/boe) (1)	(0.83)	(1.17)	(0.90)	(1.42)	(3.33)	(0.99)	0.20	(1.86)	(0.60)	2.94	0.71	1.65
Corporate income taxes ($/boe)	(0.22)	0.06	(0.27)	(0.28)	(0.08)	0.60	(0.47)	1.19	(0.97)	0.34	(0.01)	(0.17)
Fund flows from operations ($/boe)	17.15	13.35	10.02	11.68	13.21	13.94	12.28	12.05	13.16	21.73	17.35	25.03

Fund flows from operations	154,013	111,763	79,036	96,654	70,248	48,598	43,633	41,638	42,856	74,171	60,866	72,684
Drilling and development	(113,897)	(134,523)	(92,293)	(45,211)	(121,851)	(85,682)	(54,522)	(43,594)	(110,864)	(40,674)	(39,245)	(53,352)
Free cash flow	40,116	(22,760)	(13,257)	51,443	(51,603)	(37,084)	(10,889)	(1,956)	(68,008)	33,497	21,621	19,332

International
Crude oil and condensate sales ($/bbl)	108.00	88.68	98.71	90.82	108.97	110.31	114.16	116.24	119.68	123.77	114.26	100.23
Natural gas sales ($/mcf)	16.40	14.07	14.53	15.22	20.41	18.11	14.55	12.72	11.63	16.92	13.34	14.58
Sales ($/boe)	102.19	86.09	92.21	91.13	117.22	109.27	97.85	92.68	92.48	108.70	93.46	91.89
Royalties ($/boe)	(4.61)	(5.12)	(5.58)	(5.10)	(4.43)	(5.38)	(4.16)	(4.49)	(4.60)	(3.41)	3.55	(7.43)
Transportation ($/boe)	(4.76)	(4.92)	(3.91)	(4.22)	(4.63)	(3.37)	(3.81)	(4.20)	(3.65)	(3.91)	(4.53)	(5.23)
Operating ($/boe)	(33.96)	(27.86)	(28.29)	(23.80)	(27.46)	(25.08)	(27.11)	(26.56)	(25.30)	(22.64)	(25.58)	(28.24)
General and administration ($/boe)	(5.13)	(5.52)	(3.98)	(4.67)	(4.67)	(6.21)	(5.56)	(5.20)	(4.86)	(9.18)	(7.37)	(7.58)
Corporate income taxes ($/boe)	(3.98)	2.96	(0.86)	(3.46)	(7.22)	(6.53)	(3.74)	(6.08)	(7.06)	(7.81)	(13.42)	(6.79)
PRRT ($/boe)	—	2.97	(0.56)	(0.30)	(1.17)	1.16	(0.17)	(1.37)	(3.38)	7.93	—	—
Fund flows from operations ($/boe)	49.74	48.60	49.03	49.58	67.64	63.86	53.30	44.78	43.63	69.68	46.11	36.62

Fund flows from operations	121,407	137,175	144,615	125,955	174,521	176,883	157,048	119,310	139,054	183,351	107,706	99,377
Drilling and development	(20,375)	(59,785)	(54,418)	(53,055)	(36,565)	(42,341)	(40,638)	(47,830)	(45,789)	(73,604)	(49,701)	(28,347)
Exploration and evaluation	(120)	2,011	(601)	(4,210)	(14,373)	(22,161)	(260)	(1,260)	(5,123)	(7,612)	(5,766)	(2,504)
Free cash flow	100,912	79,401	89,596	68,690	123,583	112,381	116,150	70,220	88,142	102,135	52,239	68,526

Discontinued operations
Crude oil and condensate sales ($/bbl)	—	88.70	90.96	81.28	93.64	91.88	95.57	104.51	90.61	97.61	105.81	75.66
NGL sales ($/bbl)	—	77.17	32.39	33.83	47.63	37.41	35.94	46.43	46.90	45.49	33.84	34.03
Natural gas sales ($/mcf)	—	7.19	2.90	1.71	3.01	1.89	0.24	1.13	2.38	2.42	2.93	2.08
Sales ($/boe)	—	76.83	68.62	64.23	75.93	71.23	72.36	81.63	71.77	75.74	82.11	59.56
Royalties ($/boe)	—	(19.04)	(15.56)	(11.95)	(14.56)	(13.83)	(13.53)	(16.09)	(14.54)	(14.35)	(16.68)	(9.97)
Transportation ($/boe)	—	(3.53)	(3.64)	(2.13)	(2.23)	(2.04)	(2.26)	(2.26)	(2.11)	(2.18)	(2.18)	(1.76)
Operating ($/boe)	—	6.78	(20.06)	(18.44)	(21.23)	(23.73)	(19.44)	(18.14)	(22.27)	(15.89)	(14.08)	(18.59)
General and administration ($/boe)	—	(78.97)	(16.98)	(7.61)	(3.73)	(5.15)	(4.36)	(4.06)	(4.00)	(3.62)	(3.64)	(2.12)
Fund flows from operations ($/boe)	—	(17.93)	12.38	24.10	34.18	26.48	32.77	41.08	28.85	39.70	45.53	27.12

Fund flows from operations	(152)	(193)	3,493	33,893	45,087	35,064	46,160	63,549	45,171	62,595	78,094	54,662
Drilling and development	126	551	1,920	(12,972)	(9,048)	(48,482)	(23,649)	(17,926)	(25,645)	(18,030)	(30,458)	(82,371)
Exploration and evaluation	(314)	(6)	(170)	(41)	(282)	(1,993)	(2,200)	—	(3,021)	(2,967)	(469)	(271)
Free cash flow	(340)	352	5,243	20,880	35,757	(15,411)	20,311	45,623	16,505	41,598	47,167	(27,980)

Vermilion Energy Inc. ■ Page 47 ■ 2026 First Quarter Report

	Q1/26	Q4/25	Q3/25	Q2/25	Q1/25	Q4/24	Q3/24	Q2/24	Q1/24	Q4/23	Q3/23	Q2/23
Consolidated
Crude oil and condensate sales ($/bbl)	100.61	83.21	91.93	85.07	99.36	100.06	103.55	108.93	104.26	107.91	106.94	96.64
NGL sales ($/bbl)	23.00	21.17	22.99	24.68	31.56	29.38	27.49	31.61	34.16	33.38	27.77	28.11
Natural gas sales ($/mcf)	5.41	5.13	4.36	4.88	7.80	8.47	6.57	5.69	6.10	8.48	6.32	7.37
Sales ($/boe)	44.96	40.99	42.18	43.71	61.71	66.54	61.97	62.46	63.45	68.64	62.92	61.74
Royalties ($/boe)	(2.74)	(2.91)	(2.86)	(3.77)	(5.35)	(5.28)	(5.40)	(6.08)	(6.06)	(5.93)	(4.26)	(6.16)
Transportation ($/boe)	(2.92)	(3.23)	(3.23)	(3.00)	(3.38)	(3.16)	(3.38)	(3.30)	(2.87)	(2.95)	(2.84)	(2.87)
Operating ($/boe)	(12.42)	(11.86)	(12.96)	(12.18)	(15.38)	(18.41)	(17.55)	(18.29)	(18.65)	(15.35)	(16.26)	(17.91)
General and administration ($/boe)	(1.76)	(2.34)	(2.13)	(2.80)	(3.76)	(3.62)	(2.76)	(3.46)	(2.96)	(2.60)	(2.77)	(2.63)
Corporate income taxes ($/boe)	(1.02)	0.79	(0.42)	(0.91)	(2.07)	(2.11)	(1.61)	(1.58)	(3.20)	(2.57)	(7.05)	(7.04)
PRRT ($/boe)	—	0.75	(0.15)	(0.06)	(0.33)	0.43	(0.06)	(0.47)	(1.35)	2.74	—	—
Interest ($/boe)	(2.34)	(2.47)	(3.10)	(3.08)	(3.58)	(3.16)	(2.68)	(2.75)	(2.30)	(3.01)	(2.68)	(2.65)
Equity based compensation ($/boe)	—	(0.06)	—	(0.47)	—	—	—	(1.87)	—	—	—	—
Realized derivatives ($/boe)	(1.39)	1.88	5.56	3.90	1.21	3.80	6.31	6.00	27.55	10.33	9.74	8.86
Realized foreign exchange ($/boe)	(0.05)	0.01	(0.08)	(0.04)	0.27	0.32	0.15	0.30	0.23	(0.73)	0.28	0.48
Realized other ($/boe)	0.01	(0.08)	0.01	(0.05)	(1.57)	(0.68)	(0.21)	(0.09)	0.02	0.26	(1.32)	0.53
Fund flows from operations ($/boe)	20.33	21.47	22.82	21.25	27.77	34.67	34.78	30.87	53.86	48.83	35.76	32.35

Fund flows from operations	232,277	240,734	253,810	259,678	256,029	262,698	275,024	236,703	431,358	372,117	270,218	247,109
Drilling and development	(134,146)	(193,757)	(144,791)	(111,238)	(167,464)	(176,505)	(118,809)	(109,350)	(182,298)	(132,308)	(119,404)	(164,070)
Exploration and evaluation	(434)	2,005	(771)	(4,251)	(14,655)	(24,154)	(2,460)	(1,260)	(8,144)	(10,579)	(6,235)	(2,775)
Free cash flow	97,697	48,982	108,248	144,189	73,910	62,039	153,755	126,093	240,916	229,230	144,579	80,264
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.

Vermilion Energy Inc. ■ Page 48 ■ 2026 First Quarter Report

Non-GAAP and Other Specified Financial Measures

This MD&A includes references to certain financial measures which do not have standardized meanings and may not be comparable to similar measures presented by other issuers. These financial measures include fund flows from operations, a total of segments measure of profit or loss in accordance with IFRS 8 “Operating Segments” (please see Segmented Information in the Notes to the Consolidated Interim Financial Statements) and net debt, a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” (please see Capital Disclosures in the Notes to the Consolidated Interim Financial Statements).

In addition, this MD&A includes financial measures which are not specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP financial measures and may not be comparable to similar measures presented by other issuers. These non-GAAP financial measures include:

Total of Segments Measure

Fund flows from operations (FFO): Most directly comparable to net (loss) earnings, FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net (loss) earnings from continuing operations and net (loss) earnings discontinued operations, respectively.

Reconciliation of fund flows from continuing operations to net (loss) earnings from continuing operations:

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Sales	513,331	44.96	468,693	59.33
Royalties	(31,270)	(2.74)	(30,091)	(3.81)
Transportation	(33,307)	(2.92)	(28,241)	(3.58)
Operating	(141,705)	(12.41)	(113,780)	(14.40)
General and administration (1)	(19,965)	(1.75)	(29,735)	(3.76)
Corporate income tax expense	(11,664)	(1.02)	(19,059)	(2.41)
Petroleum resource rent tax	—	—	(3,018)	(0.38)
Interest expense	(26,697)	(2.34)	(32,979)	(4.17)
Realized (loss) gain on derivatives	(15,885)	(1.39)	11,119	1.41
Realized foreign exchange (loss) gain	(544)	(0.05)	2,499	0.32
Realized other expense	135	0.01	(14,466)	(1.83)
Fund flows from continuing operations	232,429	20.35	210,942	26.72
Equity based compensation	(2,451)		(5,931)
Unrealized loss on derivative instruments (2)	(285,648)		(13,675)
Unrealized foreign exchange loss (2)	(15,273)		(36,016)
Accretion	(18,838)		(15,793)
Depletion and depreciation	(164,130)		(148,282)
Deferred tax recovery	112,789		12,923
Unrealized other expense (2)	(84)		(319)
Net (loss) earnings from continuing operations	(141,206)		3,849
(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Unrealized loss on derivative instruments, Unrealized foreign exchange loss, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Vermilion Energy Inc. ■ Page 49 ■ 2026 First Quarter Report

Reconciliation of fund flows from discontinued operations to net earnings (loss) earnings) from discontinued operations:

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Sales	—	—	100,153	75.93
Royalties	—	—	(19,199)	(14.56)
Transportation	—	—	(2,945)	(2.23)
Operating	(74)	—	(27,997)	(21.23)
General and administration	(78)	—	(4,925)	(3.73)
Fund flows from discontinued operations	(152)	—	45,087	34.18
Unrealized foreign exchange gain (1)	6		117
Accretion	—		(2,087)
Depletion and depreciation	(5,137)		(28,106)
Deferred tax recovery (expense)	951		(3,907)
Net (loss) earnings from discontinued operations	(4,332)		11,104

Fund flows from operations	232,277	20.33	256,029	27.78

Net (loss) earnings	(145,538)		14,953
(1)	Unrealized foreign exchange gain is a line item from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q1 2026	Q1 2025
Cash flows from operating activities	227,398	280,384
Changes in non-cash operating working capital	(7,923)	(33,702)
Asset retirement obligations settled	12,802	9,347
Fund flows from operations	232,277	256,029
Drilling and development	(134,146)	(167,464)
Exploration and evaluation	(434)	(14,655)
Free cash flow	97,697	73,910

Vermilion Energy Inc. ■ Page 50 ■ 2026 First Quarter Report

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q1 2026	Q1 2025
Drilling and development	134,146	167,464
Exploration and evaluation	434	14,655
Capital expenditures	134,580	182,119

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q1 2026	Q1 2025
Dividends declared	20,601	20,043
Drilling and development	134,146	167,464
Exploration and evaluation	434	14,655
Asset retirement obligations settled	12,802	9,347
Payout	167,983	211,509
% of fund flows from operations	72%	83%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that management uses to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net (loss) earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Mar 31, 2026	Mar 31, 2025
Net loss	(814,092)	(34,091)
Taxes	(129,629)	144
Interest expense	126,466	99,193
EBIT	(817,255)	65,246
Average capital employed (1)	5,547,531	5,914,151
Return on capital employed	(15) %	1%
(1)	Average capital employed includes the current portion of asset retirement obligations, previously presented on a combined basis as long-term. The prior period results have been presented to conform with current period presentation.

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Mar 31, 2026	Dec 31, 2025
Current assets	484,784	467,286
Current liabilities	(765,072)	(554,547)
Current derivative asset	(68,409)	(78,694)
Current asset retirement obligation (1)	55,937	54,504
Current lease liability	8,298	9,206
Current derivative liability	243,254	6,154
Adjusted working capital deficit	(41,208)	(96,091)
(1)	Asset retirement obligations previously presented as a combined balance have been reclassified into current and long-term portion of asset retirement obligations. The prior period results have been presented to conform with current period presentation.

Vermilion Energy Inc. ■ Page 51 ■ 2026 First Quarter Report

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q1 2026	Q1 2025
Acquisitions, net of cash acquired	6,035	1,084,456
Shares issued for acquisition	—	13,363
Acquired working capital deficit	—	23,179
Acquisitions	6,035	1,120,998

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis, is a non-GAAP ratio. Operating netback is most directly comparable to net (loss) earnings. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Mar 31, 2026	Dec 31, 2025
Long-term debt	1,254,333	1,243,397
Adjusted working capital (1)	41,208	96,091
Unrealized FX on swapped USD borrowings (2)	(2,974)	2,902
Net debt	1,292,567	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.4	1.4
(1)	Adjusted working capital is defined as current assets less current liabilities (excluding current derivatives, current asset retirement obligations and current lease liabilities).
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At March 31, 2026, there was $203.4 million of USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan (“LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q1 2026	Q1 2025
Shares outstanding	152,600	154,177
Potential shares issuable pursuant to the LTIP	4,433	3,488
Diluted shares outstanding	157,033	157,665

Vermilion Energy Inc. ■ Page 52 ■ 2026 First Quarter Report

Consolidated Interim Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars, unaudited

	Note	March 31, 2026	December 31, 2025
Assets
Current
Cash and cash equivalents	12	16,353	19,087
Accounts receivable		268,315	261,532
Income taxes receivable		10,759	11,953
Crude oil inventory		39,129	46,621
Derivative instruments		68,409	78,694
Prepaid expenses		58,017	49,399
Assets held for sale	3	23,802	—
Total current assets		484,784	467,286

Derivative instruments		19,972	25,266
Investments	4	45,510	43,885
Deferred taxes		113,891	19,002
Exploration and evaluation assets	6	258,217	284,266
Capital assets	5	4,624,152	4,504,515
Total assets		5,546,526	5,344,220

Liabilities
Current
Accounts payable and accrued liabilities		435,099	470,765
Derivative instruments		243,254	6,154
Income taxes payable		30,131	23,124
Asset retirement obligations	7	55,937	54,504
Liabilities associated with assets held for sale	3	651	—
Total current liabilities		765,072	554,547

Derivative instruments		85,842	52,872
Long-term debt	9	1,254,333	1,243,397
Lease obligations		48,786	49,340
Asset retirement obligations	7	1,049,051	905,232
Deferred taxes		298,819	316,971
Total liabilities		3,501,903	3,122,359

Shareholders' Equity
Shareholders' capital	10	3,862,959	3,871,914
Contributed surplus		48,920	46,469
Accumulated other comprehensive income		274,905	283,763
Deficit		(2,142,161)	(1,980,285)
Total shareholders' equity		2,044,623	2,221,861
Total liabilities and shareholders' equity		5,546,526	5,344,220

Approved by the Board

(Signed “Manjit Sharma”)	(Signed “Dion Hatcher”)

Manjit Sharma, Director	Dion Hatcher, Director

Vermilion Energy Inc. ■ Page 53 ■ 2026 First Quarter Report

Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income

thousands of Canadian dollars, except share and per share amounts, unaudited

		Three Months Ended
	Note	Mar 31, 2026	Mar 31, 2025
Revenue
Petroleum and natural gas sales		513,331	468,693
Royalties		(31,270)	(30,091)
Sales of purchased commodities		5,794	16,275
Petroleum and natural gas revenue		487,855	454,877

Expenses
Purchased commodities		5,794	16,275
Operating		141,705	113,780
Transportation		33,307	28,241
Equity based compensation		2,451	5,931
Loss on derivative instruments		301,533	2,556
Interest expense		26,697	32,979
General and administration		19,965	29,735
Foreign exchange loss		15,817	33,517
Other (income) expense		(51)	14,785
Accretion	7	18,838	15,793
Depletion and depreciation	5, 6	164,130	148,282
		730,186	441,874
(Loss) earnings from continuing operations before income taxes		(242,331)	13,003

Income tax (recovery) expense
Deferred		(112,789)	(12,923)
Current		11,664	22,077
		(101,125)	9,154

Net (loss) earnings from continuing operations		(141,206)	3,849
Net (loss) earnings from discontinued operations	3	(4,332)	11,104
Net (loss) earnings		(145,538)	14,953

Other comprehensive (loss) income
Currency translation adjustments		(10,292)	71,039
Hedge accounting reserve, net of tax		—	1,632
Fair value adjustment on investment in securities, net of tax	4	1,434	—
Comprehensive (loss) income		(154,396)	87,624

Net (loss) earnings per share
Continuing operations - basic		(0.92)	0.03
Discontinued operations - basic		(0.03)	0.07
Net (loss) earnings per share - basic		(0.95)	0.10

Continuing operations - diluted		(0.92)	0.03
Discontinued operations - diluted		(0.03)	0.07
Net (loss) earnings per share - diluted		(0.95)	0.10

Weighted average shares outstanding ('000s)
Basic		152,731	154,173
Diluted		155,510	155,609

Vermilion Energy Inc. ■ Page 54 ■ 2026 First Quarter Report

Consolidated Statements of Cash Flows

thousands of Canadian dollars, unaudited

		Three Months Ended
	Note	Mar 31, 2026	Mar 31, 2025
Operating
Net (loss) earnings		(145,538)	14,953
Adjustments:
Accretion	7	18,838	17,880
Depletion and depreciation	5, 6	169,267	176,388
Unrealized loss on derivative instruments		285,648	13,675
Equity based compensation		2,451	5,931
Unrealized foreign exchange loss		15,267	35,899
Unrealized other expense		84	319
Deferred tax recovery		(113,740)	(9,016)
Asset retirement obligations settled	7	(12,802)	(9,347)
Changes in non-cash operating working capital		7,923	33,702
Cash flows from operating activities		227,398	280,384

Investing
Drilling and development	5	(134,146)	(167,464)
Exploration and evaluation	6	(434)	(14,655)
Acquisitions, net of cash acquired	5	(6,035)	(1,084,456)
Changes in non-cash investing working capital		(48,158)	10,829
Cash flows used in investing activities		(188,773)	(1,255,746)

Financing
Net draw on the revolving credit facility	9	—	298,449
Repayment of 2025 senior unsecured notes	9	—	(399,467)
Repayment of 2033 senior unsecured notes	9	(13,460)	—
Issuance of 2033 senior unsecured notes	9	—	562,968
Issuance of term loan	9	—	445,392
Payments on lease obligations		(2,763)	(3,829)
Repurchase of shares	10	(4,692)	(16,576)
Cash dividends	10	(20,601)	(18,521)
Changes in non-cash financing working capital		92	(2,430)
Cash flows (used in) from financing activities		(41,424)	865,986
Foreign exchange gain on cash held in foreign currencies		65	1,174

Net change in cash and cash equivalents		(2,734)	(108,202)
Cash and cash equivalents, beginning of period		19,087	131,730
Cash and cash equivalents, end of period	12	16,353	23,528

Supplementary information for cash flows from operating activities
Interest paid		26,705	21,409
Income taxes paid		3,464	29,889

Vermilion Energy Inc. ■ Page 55 ■ 2026 First Quarter Report

Consolidated Statements of Changes in Shareholders' Equity

thousands of Canadian dollars, unaudited

		Three Months Ended
	Note	March 31, 2026	March 31, 2025
Shareholders' capital	10
Balance, beginning of period		3,871,914	3,918,898
Shares issued for acquisition		—	13,363
Repurchase of shares		(8,955)	(32,573)
Balance, end of period		3,862,959	3,899,688
Contributed surplus	10
Balance, beginning of period		46,469	45,225
Equity based compensation		2,451	5,931
Balance, end of period		48,920	51,156
Accumulated other comprehensive income
Balance, beginning of period		283,763	135,847
Currency translation adjustments		(10,292)	71,039
Hedge accounting reserve		—	1,632
Fair value adjustment on investment in securities, net of tax	4	1,434	—
Balance, end of period		274,905	208,518
Deficit
Balance, beginning of period		(1,980,285)	(1,288,981)
Net (loss) earnings		(145,538)	14,953
Dividends declared	10	(20,601)	(20,043)
Repurchase of shares	10	4,263	15,997
Balance, end of period		(2,142,161)	(1,278,074)

Total shareholders' equity		2,044,623	2,881,288

Vermilion Energy Inc. ■ Page 56 ■ 2026 First Quarter Report

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares issued (net of equity issuance costs and deferred taxes) less the weighted-average carrying value of shares repurchased. The price paid to repurchase common shares is compared to the carrying value of the shares and the difference is recorded against deficit.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments, hedge accounting reserve and fair value adjustments on investments.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net (loss) earnings if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net (loss) earnings in the same period in which the transaction associated with the hedged item occurs.

Fair value adjustment on investment in securities, net of tax, are a result of changes in the fair value of investments that have been elected to be subsequently measured at fair value through other comprehensive income.

Deficit

Represents the cumulative net (loss) earnings less distributed earnings and surplus of the price paid to repurchase common shares of Vermilion Energy Inc. over the weighted-average carrying value of the shares repurchased.

Vermilion Energy Inc. ■ Page 57 ■ 2026 First Quarter Report

Notes to the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2026 and 2025 tabular amounts in thousands of Canadian dollars, except share and per share amounts, unaudited

1. Basis of presentation

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition, and production.

These condensed consolidated interim financial statements are in compliance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as Vermilion’s consolidated financial statements for the year ended December 31, 2025.

The operating results attributable to the Company's Saskatchewan, United States, and SA-07 in Croatia operations have been classified and presented as discontinued operations, with all other operating results presented as continuing operations. The prior period results have been presented to conform with current period presentation. See Note 3 - "Discontinued Operations" for additional information.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion’s consolidated financial statements for the year ended December 31, 2025, which are contained within Vermilion’s Annual Report for the year ended December 31, 2025 and are available on SEDAR+ at www.sedarplus.ca or on Vermilion’s website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on May 5, 2026.

Vermilion Energy Inc. ■ Page 58 ■ 2026 First Quarter Report

2. Segmented information

The following tables present capital expenditures and reconcile fund flows from operations for our continuing and discontinued operations:

	Three Months Ended March 31, 2026
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	Continuing operations	Discontinued operations (1)	Total
Drilling and development	113,897	6,978	2,707	3,154	1,970	5,601	(35)	—	134,272	(126)	134,146
Exploration and evaluation	—	—	—	120	—	—	—	—	120	314	434

Crude oil and condensate sales	122,397	50,928	169	20,017	—	32,317	3	—	225,831	—	225,831
NGL sales	24,933	—	—	—	—	—	—	—	24,933	—	24,933
Natural gas sales	116,577	—	30,573	36,206	72,488	—	6,723	—	262,567	—	262,567
Sales of purchased commodities	—	—	—	—	—	—	—	5,794	5,794	—	5,794
Royalties	(20,014)	(5,646)	—	(3,679)	—	—	(1,931)	—	(31,270)	—	(31,270)
Revenue from external customers	243,893	45,282	30,742	52,544	72,488	32,317	4,795	5,794	487,855	—	487,855
Purchased commodities	—	—	—	—	—	—	—	(5,794)	(5,794)	—	(5,794)
Transportation	(21,700)	(6,109)	—	(3,612)	(1,886)	—	—	—	(33,307)	—	(33,307)
Operating	(58,802)	(12,849)	(9,113)	(14,187)	(11,768)	(33,978)	(1,008)	—	(141,705)	(74)	(141,779)
General and administration	(7,437)	(3,907)	(1,187)	(3,439)	(1,057)	(1,428)	(1,510)	—	(19,965)	(78)	(20,043)
Corporate income tax expense	—	(375)	(5,825)	(3,028)	(149)	—	(346)	(1,941)	(11,664)	—	(11,664)
Interest expense	—	—	—	—	—	—	—	(26,697)	(26,697)	—	(26,697)
Realized loss on derivative instruments	—	—	—	—	—	—	—	(15,885)	(15,885)	—	(15,885)
Realized foreign exchange loss	—	—	—	—	—	—	—	(544)	(544)	—	(544)
Realized other income	—	—	—	—	—	—	—	135	135	—	135
Fund flows from operations	155,954	22,042	14,617	28,278	57,628	(3,089)	1,931	(44,932)	232,429	(152)	232,277

	Three Months Ended March 31, 2025
	Canada	France	Netherlands	Germany	Ireland	Australia	CEE	Corporate	Continuing operations	Discontinued operations (1)	Total
Drilling and development	121,851	6,756	7,747	10,960	328	9,702	1,072	—	158,416	9,048	167,464
Exploration and evaluation	—	—	—	14,275	—	—	98	—	14,373	282	14,655

Crude oil and condensate sales	84,436	61,062	330	17,021	43	30,832	15	—	193,739	89,726	283,465
NGL sales	19,727	—	—	—	—	—	—	—	19,727	6,310	26,037
Natural gas sales	62,101	—	42,556	36,314	100,943	—	13,313	—	255,227	4,117	259,344
Sales of purchased commodities	—	—	—	—	—	—	—	16,275	16,275	—	16,275
Royalties	(18,657)	(7,466)	(10)	(2,338)	—	—	(1,620)	—	(30,091)	(19,199)	(49,290)
Revenue from external customers	147,607	53,596	42,876	50,997	100,986	30,832	11,708	16,275	454,877	80,954	535,831
Purchased commodities	—	—	—	—	—	—	—	(16,275)	(16,275)	—	(16,275)
Transportation	(16,295)	(5,478)	—	(4,269)	(2,199)	—	—	—	(28,241)	(2,945)	(31,186)
Operating	(42,941)	(16,043)	(9,608)	(15,177)	(14,242)	(14,985)	(784)	—	(113,780)	(27,997)	(141,777)
General and administration (2)	(17,688)	(3,609)	(1,324)	(3,081)	(1,675)	(1,190)	(1,168)	—	(29,735)	(4,925)	(34,660)
Petroleum resource rent tax	—	—	—	—	—	(3,018)	—	—	(3,018)	—	(3,018)
Corporate income tax expense	—	(478)	(11,337)	(6,132)	(189)	(147)	(341)	(435)	(19,059)	—	(19,059)
Interest expense	—	—	—	—	—	—	—	(32,979)	(32,979)	—	(32,979)
Realized gain on derivative instruments	—	—	—	—	—	—	—	11,119	11,119	—	11,119
Realized foreign exchange gain	—	—	—	—	—	—	—	2,499	2,499	—	2,499
Realized other expense	—	—	—	—	—	—	—	(14,466)	(14,466)	—	(14,466)
Fund flows from operations	70,683	27,988	20,607	22,338	82,681	11,492	9,415	(34,262)	210,942	45,087	256,029
(1)	Fund flows from discontinued operations is comprised of the fund flows from operations from the assets disposed of in the United States, Saskatchewan and SA-07 assets in Croatia. The prior period results have been presented to conform with current period presentation. Refer to Note 3 - "Discontinued operations" for additional information.
(2)	General and administrative expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation

Vermilion Energy Inc. ■ Page 59 ■ 2026 First Quarter Report

Reconciliation of fund flows from continuing operations to net (loss) earnings from continuing operations:

	Three Months Ended
	Mar 31, 2026	Mar 31, 2025
Fund flows from continuing operations	232,429	210,942
Equity based compensation	(2,451)	(5,931)
Unrealized loss on derivative instruments	(285,648)	(13,675)
Unrealized foreign exchange loss	(15,273)	(36,016)
Accretion	(18,838)	(15,793)
Depletion and depreciation	(164,130)	(148,282)
Deferred tax recovery	112,789	12,923
Unrealized other expense	(84)	(319)
Net (loss) earnings from continuing operations	(141,206)	3,849

3. Discontinued operations

Croatia

On March 9, 2026 Vermilion entered into an agreement for the sale of the block SA-07 assets in Croatia for net proceeds of $23.2 million. At March 31, 2026 the sale was considered to be highly probable; therefore, the assets and liabilities associated with the disposal group were reclassified to held for sale and measured at the lower of their carrying amount and fair value less costs to sell.

The following table reconciles the assets held for sale and liabilities associated with assets held for sale as at March 31, 2026:

March 31, 2026
Exploration and evaluation assets	20,900
Capital assets	2,927
Foreign exchange	(25)
Assets held for sale	23,802
Asset retirement obligation	651
Liabilities associated with assets held for sale	651

Saskatchewan

On July 10, 2025, Vermilion closed the sale of the Saskatchewan and Manitoba assets for net proceeds of $392.6 million with resulting impairment of $230.9 million. The closing of the sale resulted in the derecognition of the net assets, and a gain on disposition of $2.5 million, recognized in other expense within net (loss) earnings from discontinued operations. The book value of the net assets disposed was $379.0 million.

United States

On July 31, 2025, Vermilion closed the sale of the United States assets for net proceeds of $90.9 million with resulting impairment of $141.5 million. The closing of the sale resulted in derecognition of the net assets and a loss on disposition of $6.5 million, recognized in other expense within net (loss) earnings from discontinued operations. The book value of the net assets disposed was $97.5 million.

Vermilion Energy Inc. ■ Page 60 ■ 2026 First Quarter Report

The following table summarizes the Company's financial results from discontinued operations:

	Three Months Ended
	Mar 31, 2026	Mar 31, 2025
Revenue
Petroleum and natural gas sales	—	100,153
Royalties	—	(19,199)
Petroleum and natural gas revenue	—	80,954

Expenses
Operating	74	27,997
Transportation	—	2,945
General and administration	78	4,925
Foreign exchange loss (gain)	(6)	(117)
Accretion	—	2,087
Depletion and depreciation	5,137	28,106
	5,283	65,943
(Loss) earnings from discontinued operations before income taxes	(5,283)	15,011

Income tax (recovery) expense
Deferred	(951)	3,907
	(951)	3,907

Net (loss) earnings from discontinued operations	(4,332)	11,104

The following table summarizes cash flows from discontinued operations reported in the consolidated statements of cash flows:

	Three Months Ended
	Mar 31, 2026	Mar 31, 2025
Cash flows from operating activities	(175)	39,852
Cash flows used in investing activities	188	(25,288)
Cash flows from discontinued operations	13	14,564

4. Investments

Investments are comprised of Vermilion's ownership interest in Coelacanth Energy Inc. ("CEI"), an oil and natural gas company, actively engaged in the acquisition, development, exploration, and production of oil and natural gas reserves in northeastern British Columbia, Canada.

The following table reconciles the change in Vermilion's investments in securities:

2026
Balance at January 1	43,885
Fair value adjustment (1)	1,625
Balance at March 31	45,510
(1)	Investments in securities are classified as a level 1 instrument on the fair value hierarchy and use observable inputs when making fair value adjustments. Deferred tax expense of $0.2 million was recorded on the fair value adjustment for the three months ended March 31, 2026.

Vermilion Energy Inc. ■ Page 61 ■ 2026 First Quarter Report

5. Capital assets

The following table reconciles the change in Vermilion's capital assets:

2026
Balance at January 1	4,504,515
Acquisitions	6,035
Additions	134,146
Increase in right-of-use assets	1,435
Reclassified to assets held for sale (1)	(2,927)
Depletion and depreciation	(157,825)
Changes in asset retirement obligations	136,487
Foreign exchange	2,286
Balance at March 31	4,624,152
(1)	Refer to Note 3 "Discontinued Operations" for additional information.

6. Exploration and evaluation assets

The following table reconciles the change in Vermilion's exploration and evaluation assets:

2026
Balance at January 1	284,266
Additions	434
Reclassified to assets held for sale (1)	(20,900)
Depreciation	(5,451)
Foreign exchange	(132)
Balance at March 31	258,217
(1)	Refer to Note 3 "Discontinued Operations" for additional information.

7. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

2026
Balance at January 1	959,736
Additional obligations recognized	832
Obligations settled	(12,802)
Accretion	18,838
Reclassified to liabilities associated with assets held for sale (1)	(651)
Changes in rates	135,655
Foreign exchange	3,380
Balance at March 31	1,104,988

Long-term portion of asset retirement obligations	1,049,051
Current portion of asset retirement obligations	55,937
Balance at March 31	1,104,988
(1)	Refer to Note 3 "Discontinued Operations" for additional information.

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 3.1% as at March 31, 2026 (December 31, 2025 - 4.4%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion's credit spread is determined using the Company's expected cost of borrowing at the end of the reporting period.

Vermilion Energy Inc. ■ Page 62 ■ 2026 First Quarter Report

The country-specific risk-free rates used as inputs to discount the obligations were as follows:

	Mar 31, 2026	Dec 31, 2025
Canada	3.9%	3.9%
France	4.6%	4.5%
Netherlands	3.7%	3.2%
Germany	3.5%	3.4%
Ireland	3.4%	3.2%
Australia	5.2%	4.9%
Central and Eastern Europe	5.2%	4.8%

8. Capital disclosures

Vermilion defines capital as net debt and shareholders' capital. Net debt consists of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities). In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, share buybacks, and asset retirement obligations.

The following table calculates Vermilion’s ratio of net debt to four quarter trailing fund flows from operations:

	Mar 31, 2026	Dec 31, 2025
Long-term debt	1,254,333	1,243,397
Adjusted working capital (1)	41,208	96,091
Unrealized FX on swapped USD borrowings (2)	(2,974)	2,902
Net debt	1,292,567	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.4	1.4
(1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives, current asset retirement obligations and current lease liabilities).
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At March 31, 2026, there was $203.4 million of USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company’s ability to repay debt on a pro forma basis.

9. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Mar 31, 2026	Dec 31, 2025
Revolving credit facility	229,491	222,724
2030 senior unsecured notes	513,962	504,962
2033 senior unsecured notes	510,880	515,711
Long-term debt	1,254,333	1,243,397

The fair value of the 2030 senior unsecured notes as at March 31, 2026 was $528.2 million (December 31, 2025 - $506.2 million). The fair value of the 2033 senior notes as at March 31, 2026 was $523.4 million (December 31, 2025 - $491.3 million).

Vermilion Energy Inc. ■ Page 63 ■ 2026 First Quarter Report

The following table reconciles the change in Vermilion’s long-term debt, net of costs:

2026
Balance at January 1	1,243,397
Repayment of 2033 senior unsecured notes	(13,460)
Amortization of transaction costs	759
Foreign exchange	23,637
Balance at March 31	1,254,333

Revolving credit facility

As at March 31, 2026, Vermilion had in place a bank revolving credit facility maturing May 25, 2029 with the following terms:

	As at
	Mar 31, 2026	Dec 31, 2025
Total facility amount	1,350,000	1,350,000
Amount drawn	(229,491)	(222,724)
Letters of credit outstanding	(42,153)	(49,263)
Unutilized capacity	1,078,356	1,078,013

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. The facility bears interest at a rate applicable to demand loans plus applicable margins.

Subsequent to March 31, 2026, the maturity date of the revolving credit facility was extended to May 30, 2030 with no other changes to the existing terms and conditions.

As at March 31, 2026, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Mar 31, 2026	Dec 31, 2025
Consolidated total debt to consolidated EBITDA	Less than 4.0	1.17	1.14
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	0.21	0.21
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	8.77	8.44

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS® Accounting Standards. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on the consolidated balance sheet.
•	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Consolidated net (loss) earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Consolidated total interest expense: Includes all amounts classified as "Interest expense", but excludes interest on operating leases as defined under IAS 17.

As at March 31, 2026 and December 31, 2025, Vermilion was in compliance with the above covenants.

Term loan

Concurrent with the completion of the Westbrick acquisition on February 26, 2025, Vermilion's credit facility agreement was amended to incorporate a new $450.0 million term loan (the “Term Loan”) which was immediately drawn. The Term Loan balance was repaid in full in 2025.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bore interest at a rate of 5.625% per annum paid semi-annually on March 15 and September 15. The notes matured on March 15, 2025 and the balance was repaid in full.

Vermilion Energy Inc. ■ Page 64 ■ 2026 First Quarter Report

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million of senior unsecured notes, priced at 99.241% of par. The notes bear interest at a rate of 6.875% per annum, to be paid semi-annually on May 1 and November 1. The notes mature on May 1, 2030. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.

Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

2033 senior unsecured notes

On February 11, 2025 Vermilion closed a private offering of US $400.0 million of senior unsecured notes at par. The notes bear interest at a rate of 7.250% per annum, to be paid semi-annually on February 15 and August 15. The notes mature on February 15, 2033. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to February 15, 2028, Vermilion may redeem up to 40% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 107.250% of the principal amount of the notes, together with accrued and unpaid interest.
•	Prior to February 15, 2028, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.
•	On or after February 15, 2028, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
Year	Redemption price
2028	103.625%
2029	101.813%
2030 and thereafter	100.000%

During the three months ended March 31, 2026, Vermilion purchased $13.5 million of the 2033 senior unsecured notes at a rate of 99.0% on the open market which were subsequently cancelled.

10. Shareholders' capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2026
Shareholders’ Capital	Shares ('000s)	Amount
Balance at January 1	152,950	3,871,914
Repurchase of shares	(350)	(8,955)
Balance at March 31	152,600	3,862,959

Dividends are approved by the Board of Directors and are paid quarterly. Dividends declared to shareholders for the three months ended March 31, 2026 were $20.6 million or $0.135 per common share and was paid on March 31, 2026 (March 31, 2025 - declared $20.0 million or $0.130 per common share).

On May 5, 2026, Vermilion declared a dividend of $0.135 per common share payable on June 30, 2026, to shareholders of record on June 15, 2026.

Vermilion Energy Inc. ■ Page 65 ■ 2026 First Quarter Report

On July 9, 2025, the Toronto Stock Exchange approved the Company's notice of intention to renew its normal course issuer bid ("the NCIB"). The NCIB renewal allows Vermilion to purchase up to 15,259,187 common shares (representing approximately 10% of outstanding common shares) beginning July 12, 2025 and ending July 11, 2026. Common shares purchased under the NCIB will be cancelled.

In the first quarter of 2026, Vermilion purchased 0.4 million common shares under the NCIB for total consideration of $4.7 million. The common shares purchased under the NCIB were cancelled.

Subsequent to March 31, 2026, Vermilion purchased and cancelled 0.1 million shares under the NCIB for total consideration of $1.3 million.

11. Financial instruments

The following table summarizes the increase (positive values) or decrease (negative values) to net (loss) earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Mar 31, 2026
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	4,616
$0.01 decrease in strength of the Canadian dollar against the Euro	(4,616)

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	7,126
$0.01 decrease in strength of the Canadian dollar against the US $	(7,126)

Commodity price risk - North American natural gas
$0.25/GJ increase in North American natural gas price used to determine the fair value of derivatives	(21,681)
$0.25/GJ decrease in North American natural gas price used to determine the fair value of derivatives	24,519

Commodity price risk - European natural gas
€1.0/GJ increase in European natural gas price used to determine the fair value of derivatives	(56,363)
€1.0/GJ decrease in European natural gas price used to determine the fair value of derivatives	56,363

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(21,659)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	17,470

Share price risk - Equity swaps
$1.00 increase from initial share price of the equity swap	3,150
$1.00 decrease from initial share price of the equity swap	(3,150)

12. Cash and cash equivalents

Cash and cash equivalents was comprised of the following:

	As at
	Mar 31, 2026	Dec 31, 2025
Cash on deposit with financial institutions	12,859	19,087
Guaranteed investment certificates	3,494	—
Cash and cash equivalents	16,353	19,087

Vermilion Energy Inc. ■ Page 66 ■ 2026 First Quarter Report

DIRECTORS

Myron Stadnyk [1]

Calgary, Alberta

Corey Bieber, [3,7]

Calgary, Alberta

Dion Hatcher

Calgary, Alberta

James J. Kleckner Jr. [5,8]

Edwards, Colorado

Carin Knickel [7,9]

Golden, Colorado

Stephen P. Larke [3,4]

Calgary, Alberta

Paul Myers [7,9]

Calgary, Alberta

William Roby [6,9]

Houston, Texas

Manjit Sharma [2,5]

Toronto, Ontario

Judy Steele [3,7]

Halifax, Nova Scotia

[1] Chairman (Independent)

[2] Audit Committee Chair (Independent)

[3] Audit Committee Member (Independent)

[4] Governance and Human Resources Committee Chair __(Independent)

[5] Governance and Human Resources Committee Member

__(Independent)

[6] Safety & Sustainability Committee Chair __(Independent)

[7] Safety & Sustainability Committee Member

__(Independent)

[8] Technical Committee Chair (Independent)

[9] Technical Committee Member

__(Independent)

OFFICERS / CORPORATE SECRETARY

Dion Hatcher

President & Chief Executive Officer

Lars Glemser

Vice President & Chief Financial Officer

Lara Conrad

Vice President Business Development

Tamar Epstein

General Counsel & Corporate Secretary

Yvonne Jeffery

Vice President Sustainability

Darcy Kerwin

Vice President International & HSE

Geoff MacDonald

Vice President Geosciences

Randy McQuaig

Vice President North America

Averyl Schraven

Vice President People & Culture

Gerard Schut

Vice President European Operations

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

The Bank of Nova Scotia

Canadian Imperial Bank of Commerce

National Bank of Canada

Royal Bank of Canada

Wells Fargo Bank N.A., Canadian Branch

ATB Financial

Bank of America N.A., Canada Branch

Export Development Canada

Fédération des caisses Desjardins du Québec

Citibank, N.A., Canadian Branch

JPMorgan Chase Bank, N.A., Toronto Branch

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

McDaniel & Associates

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Travis Thorgeirson

Director, Investor Relations & Corporate Planning

403-476-8214 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 67 ■ 2026 First Quarter Report